



HANGER ORTHOPEDIC GROUP INC

2002 ANNUAL REPORT

OUR MISSION

TO PROVIDE OUR PATIENTS WITH THE BEST VALUE, MOST ADVANCED CLINICALLY EXCELLENT O&P SERVICES, IN A TIMELY, PLEASANT AND PROFESSIONAL MANNER, WHILE MAINTAINING A REWARDING ATMOSPHERE FOR OUR ASSOCIATES AND INVESTORS.

DEAR FELLOW SHAREHOLDERS,



As I gathered my thoughts to compose this letter, I was reminded of the often quoted phrase, "Change alone is unchanging". This has never been more true than today. The world in which we live and within which Hanger operates has changed dramatically in terms of security, values, economics and technology. Who among us could have imagined the pace and extent of these changes twenty-four months ago? Yet, this is the paradigm for the foreseeable future and the conditions under which we will be leading and operating our company. I will come back to this a bit later in my letter. But for now, rest assured that managing change is not new to Hanger. Indeed, we embrace it.

During the last twenty-four months we led the organization through a massive transition. This consisted of process reengineering initiatives carefully designed to restore our financial results, to build the resources necessary for our longer term financial and business needs, and to develop the organizational platform to ensure the long term viability of our enterprise. All of this had to be accomplished while respecting our roots and our pledge to provide the highest quality clinical care to our patients.

The formal reengineering initiatives were concluded this year, but the spirit of continuous improvement will be present in all of our work going forward. For example, our Best Value Materials program is the key to managing our materials costs, as well as the bridges and relationships with our suppliers. Shared fabrication among our patient care centers has been reengineered to be a higher quality, more cost-effective support to our practitioners. This has permitted us to begin fabricating some of the products we use on a national basis in-house, thereby reducing costs and improving service. Distribution has been redesigned and consolidated from six to three locations, which lowered costs and set the stage for improved delivery and higher levels of customer service. Other processes such as billing, collecting, inventory management and budgeting will continue to benefit from process changes and system enhancements, such as the common billing system called O/P/S that we will be installing this year. Finally, we are continuing to manage our spending on general and administrative services to ensure they are providing value for our internal and external customers.

For 2001 and 2002, we set very challenging financial goals that necessitated a penetrating change in our business practices. In last year's letter, I reported our first year's progress and I am pleased to report to you that we again met our targets this year. In 2002, we achieved our highest level of sales, reaching $525.5 million. Net income also made a significant advance reaching $23.6 million. We have made great strides in two years, contrast these to the comparable amounts of $486 million in sales and a net loss of $(14.0) million in 2000. The recognition of our progress by the investment community was reflected in the almost 120 per cent appreciation in our stock price during 2002.

We recognize that there are other measures that must be considered in achieving our goals. Cash is a key metric and on this score we generated $47.5 million in 2002 and $51.2 million in 2001 in cash flow from operations. This strong cash flow from our improved earnings enabled us to reduce our leverage from 8.1x at December 31, 2000 to 4.1x at December 31, 2002. Using these impressive results as a springboard, we refinanced our bank debt during 2002, resulting in a debt structure more suitable to our asset base and more flexible to our strategic plans.

Understanding the orthotics and prosthetics industry is the key to sustaining and advancing the favorable record we have amassed. Our changing business environment demands that we concentrate on the three core competencies that have proven to be the drivers of our success.

- First, the knowledge of the science of orthotics and prosthetics and the technology of the associated components and their designs.
- Second, the knowledge of our patients' diagnoses and the etiology of their conditions and how these affect their lifestyles and functionality.

MANAGING CHANGE IS NOT NEW TO HANGER.

- Third, the knowledge of how to apply the first to the second, in order to provide the most favorable solution for our patients and their families. Our people do this in a manner to ensure a satisfying long term outcome, rather than merely providing a short term fix.

This is the substance of what we call clinical care and being excellent in this regard is our mission. Achieving excellence gives us a competitive advantage while creating value for our patients. Our knowledge allows us to be in a position to identify new technologies and to be the catalyst for new products that can improve the treatment and functionality of our patients. Further, that knowledge can lead to technological enhancements in the processes we employ to care for our patients. Finally, we use our knowledge to simplify and to streamline the processes which manage the information flows that support our clinical excellence, such as admitting new patients, ordering materials, filing claims, complying with regulations and guarding the security of private medical records.

Harnessing the power of our knowledge permits us to share information on products, procedures and care alternatives among our practitioners and the medical community at large. The advances we are making in web technology provide training and on-line education which are the essential conduits for sharing knowledge. These advances in communication technologies will enable our employees to make additional contributions to patient care as well as developing their own career aspirations. Faster sharing of technical and clinical knowledge along with real time updates of regulatory changes will help us maintain an edge in the rapidly changing environment.

Change is inevitable. How we initiate it and how we respond to it defines our organization. Our challenge is to manage the organization in such a manner to bring all of our knowledge and tools to bear on the situations to create opportunities. We will do this through the combination of our people and the knowledge they possess. This will allow us to be agents for productive and innovative change, which will in turn, provide benefit for our patients, the medical community, our employees and our shareholders.

Implementing change demands effective leadership. During the past year, we enhanced our management capabilities by adding new managers to lead key areas of our company in support of our patient care business. Edward Mitzel joined us as Vice President and Chief Information Officer, Michael Murphy as Vice President of Marketing and Business Development, Brian Wheeler as Vice President of Human Resources and Alan Alterman as Director of Real Estate. Each of these individuals brings a wealth of skills, experience and knowledge which will enable us to further advance our organization. On a sad note, Robert Glaser has retired from our board after nine years of service. We will miss the wise counsel and prudent advice that Bob unselfishly offered throughout the years. Tom Kirk, our President and Chief Operating Officer, has assumed Bob's seat on the Board.

In closing, I would like to thank all of our shareholders for their support, our patients for their trust, our employees and their families for their dedication and the members of our expanded medical and supplier communities for their continued confidence in us.

Sincerely,



Ivan R. Sabel
Chairman of the Board and
Chief Executive Officer

GROWTH THROUGH CLINICAL EXCELLENCE AND TECHNOLOGY

In 2002 Hanger Orthopedic Group, Inc. continued improving the way we perform our business. Although we have concluded the formal reengineering initiatives we launched two years ago, we remain dedicated to finding better ways to deliver our services. By constantly pushing the envelope, Hanger remains relentless in the search for better patient care, dedicated to clinical excellence and most importantly — improving lives.

This pursuit encompasses the unyielding triage of challenging ourselves to devise new procedures that will advance the sciences of prosthetics and orthotics, to educate those involved in patient care, to discover new products, to utilize more effective channels to communicate, and to employ better methods to strengthen our existing relationships and develop new ones. These will be accomplished, not through a single large project, but rather through a series of small innovations and improvements that will occur throughout every aspect of our business. In addition to the core strengths that will enable our success, we realize that our willingness to continuously improve the present to create a better future is our greatest strength of all. However, the constant that remains throughout this "work-in-progress", is our dedication to the highest quality patient care and responsiveness to the needs of the medical community.

As you read about how Hanger's clinical excellence and technology permeate patient care, support services, employee development and communications, it will be clear that these elements combine to fuel the growth engine of our company, which will significantly impact our future.



IMPACT ON PATIENT CARE

Clinical Excellence is achieved by knowing how to apply the appropriate products and devices to manage a patient's condition to generate the most favorable outcome. State-of-the art technological devices used in the hands of the right practitioners can create dramatic patient outcomes in terms of the level of functionality. In 2002, we fit over 1000 patients with advanced componentry such as the myo-electric arm and the high tech leg with a computerized knee. Ray Guillemette, Jr., a seven time international award winning Elvis Presley tribute artist, thought his career was over when he lost his left leg in a motorcycle accident. Hanger fit Ray with a ComfortFlex™ socket and computerized hydraulic leg prosthesis, and in less than eight months after the accident Ray returned to a very demanding travel schedule and an exuberating stage show.

High quality Hanger care includes comprehensive national patient evaluation clinics, as part of the Upper and Lower Extremity Prosthetics Programs and Orthotics Program, all designed to bring patients to their fullest functionality in order to realize the maximum potential of independence. We also hold workshops throughout the nation to provide education for referral sources.

FAR LEFT: **Dana Bowman, double amputee, skydives across the United States and shares his story of incredible triumph.**

CENTER: **Ryan Hutchinson, after losing his left arm above-the-elbow, continues to ride and enjoy life.**

RIGHT: **Ray Guillemette, Jr., Elvis tribute artist, continues his career utilizing a state-of-the-art prosthesis.**



[THE] RELATIONSHIP BETWEEN **CLINICAL EXCELLENCE** AND **TECHNOLOGY** PERMITS HANGER TO **EXCEL** IN OUR CURRENT TECHNIQUES AND PRACTICES.

ABOVE: Ethan Wright, born without his right arm (below-elbow), is fit with a myo-electric prosthesis by Upper Extremity Specialist, Steve Mandacina. Ethan also utilizes an activity-specific prosthesis to enable him to play the violin.

Excellence in patient care involves not just the practitioners hands-on care, but also, we believe more efficient storage and processing of confidential records is of vital importance. This means the critical information should be available whenever it is required in the delivery of quality patient care. Imagine a "MemoryStick" loaded with a patient's care history, including treating practitioner, device design, components, treatment history, and insurance information — a portable chart of patient information. With the simplicity of plugging into a computer, any Hanger Patient Care Center could access a patient's medical history. Thus, Hanger patients could easily receive immediate care while vacationing or traveling anywhere in the United States.

This symbiotic relationship between clinical excellence and technology permits Hanger to excel in our current techniques and practices. The knowledge of treating patients makes us better able to work with key manufacturers in the specification and design of tomorrow's technologically advanced products and procedures. These new products then open new frontiers in our ability to provide clinically excellent service and the cycle continues. For example, we are currently evaluating techniques for treating our patients in a faster more user-friendly manner through digital technology, which would be linked to computerized programs for final design and manufacture of a patient's customized device. These advances would enable us to treat patients faster while continuing to provide the accurate tolerances demanded by recovering or active patients.

IMPACT ON SUPPORT SERVICES

One additional way to remain at the forefront of clinically excellent patient care is to provide the support processes and procedures required by our practitioners in the highest quality possible. These services are delivered by our various customer-focused support groups such as: finance, IT, marketing, materials management, regulatory affairs, real estate, human resources and operational administration. The effectiveness of their offerings is measured by analyzing the content of the service, while the efficiency is assessed by ensuring the proper quantity, timing and cost. One way to improve on both measures is to continue building our electronic processing capability. The technology pathways must be robust enough to reach and support all levels of our business.

We are currently developing the O/P/S billing software and system, which was designed to meet the needs of our growing company. O/P/S will be rolled out to all our practices during 2003 and will enable each of our patient care centers to streamline the gathering and processing of patient information. When complete this common platform will facilitate the compiling, transmitting and analyzing of invoices and payer transactions. The system will also be in compliance with the latest regulations, while providing better tools to manage receivables. We are investigating further enhancements to the front end of these services, which would include using a wireless portable electronic digital device to display patient information such as a prescription,


365



ABOVE: **April Holmes, below-knee amputee, competes in the 100 and 200 meter sprints at the world-class level using a specially designed running prosthesis.**

to record clinical information, to provide a billing code reference, to compare materials data furnished by our "Best Value" program and to order materials via a customized link.

To illustrate Hanger's evolution... last year we implemented our "Best Value" materials program, which provides quality and price criteria allowing practitioners to make informed decisions when selecting components to fabricate orthotic and prosthetic devices. It ensures that gains through effective purchasing management are maintained by focusing Hanger's purchases on fewer products and vendors. Leveraging our purchasing power achieves savings and enhances our profitability. In the future this information will be available on line to our practitioners. This will be the intersection of clinical excellence and technology.

Southern Prosthetic Supply, Inc. (SPS) provides key support services to our Patient Care Division. As a subsidiary of Hanger, SPS is the primary purchaser and distributor of materials to all our patient care centers, as well as to other orthotic and prosthetic companies in the industry. SPS is investing in software in 2003 that will work with our suppliers and customers to turn many of the current manual transactions into electronic transactions. The purchasing and distribution processes will be capable of minimizing inventory by using just-in-time delivery. Orders will be instantly entered in the supplier's warehouse permitting immediate shipment. In addition, the new "e-Sales" will permit on-line retrieval of ordering/shipping/pricing information twenty-four hours a day, seven days a week by customers.

On a similar path of upgrading support processes are finance, human resources and real estate. By making key information on sales and costs; benefits and personal statistics; and leases, facility and site renovation management tools accessible and visible on a convenient real-time basis, the practitioner can focus on the other critical aspects of providing quality care. Further, the availability of this information will permit supplementary analyses resulting in savings and quality enhancements.

IMPACT ON COMMUNICATIONS

Our growth will be propelled by our clinical excellence and technology. To appreciate the aspects of that growth we rely on communications to spread the key messages to all the members of the Hanger family and to our external constituent groups. Internally, we realize the importance of messages being frequent and succinct, maintaining an organization of family unity. Hence the creation of "The Flash", an e-newsletter for employees, and we're continuing to create new vehicles of communication. Externally, we realize the importance of name recognition — to determine and broaden our identity with the public, to communicate outside the organization the overall benefits of Hanger. The rewards of communicating our progress and creative ideas will enable us to expand the Hanger business beyond anything we've done before.

With new marketing leadership and staff, formed with the purpose of increasing same store growth, as well as increasing community awareness, our marketing efforts are targeted to reach new heights.


The O&P
Inservices:

ABOVE: Lindsay Thomas, bilateral below-knee amputee's story has been featured in national and international media.

ADVANCE cover has been reprinted with permission from ADVANCE Newsmagazines

As the Internet has become the "link" to the world, Hanger is building on that super communications conduit. We are creating a new easy-to-navigate website, which will feature a patient care facility search with map, an interactive discussion board where patients and/or practitioners can share ideas and thoughts, information request forms to facilitate obtaining information on a specific prosthetic or orthotic need, more in-depth and comprehensive prosthetic and orthotic information, and more links regarding diabetes and other related diseases. As the expansion of our website adds these and other elements, over the next couple of years, it will extend our relationships with patients, referral sources, insurance providers, etc., and the standard of the O&P industry will be raised to a new plane. We also plan to utilize the Internet to communicate and educate target groups within the medical community to provide the latest "white papers" on key subjects.

With our existing notoriety in the O&P industry — we are moving forward to extend the significance of the Hanger name to reach other target populations stronger than ever before. For the public to recognize the Hanger name and all we do, not just in the industry, but the impact we make in people's lives, we must show our excellence on a consistent and expanded basis.

One way Hanger illustrates its important influence is through the media. In 2002, Hanger had nearly 300 media placements which featured patient stories, including but not limited to *Cosmopolitan Magazine, Dateline NBC, Discovery Health, Fox Sports Radio, The John Walsh Show, The Montel Williams Show, National Public Radio (NPR), NBC Nightly News, The Oprah Winfrey Show,* and *People Magazine. Monthly* trade exposure in *BioMechanics, InMotion, MD News, Orthopedic Technology Review, O&P Almanac, O&P Business News, O&P Edge*, and others. Proactively coordinating such significant exposure will bring the Hanger name into many homes increasing brand recognition and future business.

Realizing new channels of communication, an enormous effort in reaching out to the public (community) through technology was accomplished with Project First Step. As four Hanger practitioners offered prosthetic care to Afghan citizens, the mission was chronicled each day through digital photographs and video, and corresponding narratives. A digital daily journal was delivered each morning to hundreds of teachers across the United States throughout the ten-day mission. The opportunity to utilize technology to provide an on-line cultural exploration to children ages 9-14 that transcends terrorism and despair, and ultimately impel a message of hope and tolerance for other cultures was achieved. This incredible effort also demonstrated Hanger's commitment to the profession and helping the less fortunate.



OUR MOST VALUABLE ASSET, THE HANGER EMPLOYEE, IS DRAMATICALLY INVOLVED IN REACHING OUR GROWTH OBJECTIVES....

IMPACT ON DEVELOPMENT

Our most valuable asset, the Hanger employee, is dramatically involved in reaching our growth objectives through clinical excellence and technology. With excellence as a constant goal for all of our employees, we comprehend the importance of supplying the development and learning options to advance skill sets, and hence opportunities for our people.

Certification remains a critical validation of the O&P practitioner. In September 2002, Hanger e-Versity piloted the first and only O&P Distance Learning Program (DLP) for practitioner training worldwide. The curriculum and technology received Developmental Accreditation from NCOPE (National Commission on Orthotic & Prosthetic Education). The program will provide a business and clinical educational opportunity for Hanger associates seeking extension of title in one discipline while being employed in another discipline. This program is in addition to the school we operate in cooperation with the University of Connecticut at Newington, CT. which has a current capacity of 44 students per year. By the Class of 2005, supplemented with this new e-Versity program, Hanger will be capable of matriculating up to 72 students per year.

Currently, Hanger has the nation's largest accredited residency training program, with 51 accredited sites nationwide. Presently, we train 30-plus residents per year and retain 90-plus percent of these individuals as permanent staff following their residency. The e-Versity program will also serve as an enhancement to our residency recruiting.

Practitioners having received their certification are required to maintain their accreditation. Therefore, Hanger holds the largest Education Exhibition and Conference known in the industry. This event gives our practitioners the concentrated time to learn and attain their CEUs, while cultivating relationships with our suppliers, and gives our suppliers the opportunity to show their latest and finest products.

With existing programs such as the ComfortFlex™ Socket System course held in Oklahoma City, OK, and the "Mock Exam", held at the Newington, CT site of the Newington Certificate Program (NCP) in Orthotics & Prosthetics, our practitioners are receiving training to fit advanced componentry and assistance to attain their professional certifications. However, Hanger is ready to take some giant steps forward, once again as the leader, in the most advanced employee development programs.

Expanding our educational methods with wide options, not only allows for Hanger to develop the talent within, but also recruit the best in the field. We are establishing career planning in conjunction with identification of the critical skill sets necessary to support our growth. Through CDs, web-based and/or web-broadcast programs, developmental opportunities will be available to all qualified personnel. Hanger intends to provide professional and personal development in the coming years by utilizing technology in all of its forms to make a remarkable impact on education and development in the O&P industry.

ABOVE LEFT: Hanger Complete System featuring the patented ComfortFlex™ socket, which has enabled many amputees to lead a more active life.

ABOVE CENTER: The Charleston Bending Brace is a nocturnal (nighttime only) orthosis designed to be effective in managing scoliosis.

ABOVE RIGHT: From left, Jim Baird, Director of Education; Al Kritter, Vice President of Clinical Services; and Bob Lin, Director of the Residency & Newington Certificate Programs.

COMPANY PROFILE



CLOCKWISE FROM TOP LEFT:
Brian Wheeler
Vice President,
Human Resources

Edward Mitzel
Vice President & Chief
Information Officer

Mike Murphy
Vice President,
Marketing & Business
Development

Rick Taylor
President & Chief
Operating Officer,
Hanger Prosthetics &
Orthotics

Ron May
President & Chief
Operating Officer, SPS

Tom Kirk,
President & Chief
Operating Officer,
Hanger Orthopedic
Group, Inc.

Ivan Sabel,
Chairman of the Board
and Chief Executive
Officer

George E. McHenry,
Executive Vice President
and Chief Financial
Officer

Hanger Orthopedic Group, Inc., headquartered in Bethesda, Maryland, is the world's premier provider of orthotic and prosthetic patient care services. Orthotics is the custom design, fabrication and fitting of braces and supports for the treatment of musculoskeletal conditions. Prosthetics is the custom design, fabrication and fitting of artificial limbs. Hanger also offers other services and products such as post-mastectomy care, specialty footwear and durable medical equipment.

Hanger is the market leader in the United States, owning and operating nearly 600 patient care centers in 44 states and the District of Columbia, with over 3,000 employees including approximately 900 certified practitioners. Hanger is organized in to two business segments: Patient Care which consists of nationwide orthotic and prosthetic practice centers and Southern Prosthetic Supply (SPS) which consists of distribution centers managing the supply chain of orthotic and prosthetic componentry to Hanger and third party patient care centers. In addition, Hanger operates the largest orthotic and prosthetic managed care network in the country.

FINANCIAL RESULTS

SELECTED FINANCIAL DATA

Statement of Operations Data: Year Ended December 31, (In thousands, except per share data)	2002	2001	2000	1999	1998
Net sales	$ 525,534	$ 508,053	$ 486,031	$ 346,826	$ 187,870
Gross profit	284,162	267,185	234,663	177,750	94,967
Selling, general and administrative	189,768	182,972	177,392	113,995	63,827
Depreciation and amortization	9,892	11,613	10,303	6,100	3,294
Amortization of excess cost over net assets acquired[1]	-	13,073	13,025	7,958	2,488
Unusual charges[2]	1,860	24,438	2,364	6,340	-
Income from operations	82,642	35,089	31,579	43,357	25,358
Interest expense, net	38,314	43,065	47,072	22,177	1,902
Income (loss) before taxes, extraordinary item	44,328	(7,976)	(15,493)	21,180	23,456
Provision (benefit) for income taxes	17,947	907	(1,497)	10,194	9,616
Income (loss) before extraordinary item	26,381	(8,883)	(13,996)	10,986	13,840
Extraordinary loss on early extinguishment of debt	2,811	-	-	-	-
Net income (loss)	$ 23,570	$ (8,883)	$ (13,996)	$ 10,986	$ 13,840
Net income (loss) applicable to common stock	$ 18,368	$ (13,741)	$ (18,534)	$ 8,831	$ 13,818
Basic Per Common Share Data					
Income (loss) before extraordinary item applicable to common stock	$ 1.08	$ (0.73)	$ (0.98)	$ 0.47	$ 0.82
Extraordinary loss on early extinguishment of debt	(0.14)	-	-	-	-
Net income (loss) applicable to common stock	$ 0.94	$ (0.73)	$ (0.98)	$ 0.47	$ 0.82
Shares used to compute basic per common share amounts	19,535	18,920	18,910	18,855	16,813
Diluted Per Common Share Data[3]					
Income (loss) before extraordinary item applicable to common stock	$ 0.99	$ (0.73)	$ (0.98)	$ 0.44	$ 0.75
Extraordinary loss on early extinguishment of debt	(0.13)	-	-	-	-
Net income (loss) applicable to common stock	$ 0.86	$ (0.73)	$ (0.98)	$ 0.44	$ 0.75
Shares used to compute diluted per common share amounts	21,457	18,920	18,910	20,005	18,516

(1) We discontinued amortization related to goodwill and other indefinite-lived intangible assets commencing January 1, 2002 pursuant to Statement of Financial Accounting Standards No. 142

(2) The 1999 and 2000 results include integration and restructuring costs of $6.3 million and $2.4 million, respectively, incurred in connection with the purchase of NovaCare O&P. The 2001 results include impairment, restructuring, and improvement costs of $24.4 million, comprised of: (i) a non-cash charge of approximately $4.8 million related to stock compensation to AlixPartners, LLC (formerly Jay Alix & Associates; "JA&A") for services rendered; (ii) restructuring charges of $3.7 million recorded in the second quarter of 2001 principally related to severance and lease termination expenses; (iii) an asset impairment loss of approximately $8.1 million incurred in connection with the October 9, 2001 sale of substantially all of the manufacturing assets of Seattle Orthopedic Group, Inc.; and (iv) approximately $7.8 million of other charges primarily comprised of fees paid to JA&A in connection with development of our performance improvement plan. The 2002 results include payments made to a prior workman's compensation carrier related to claims for the 1995 through 1998 policy years and a non-cash charge related to the write-off of abandoned leaseholds of $1.3 million and $0.6 million, respectively.

(3) Excludes the effect of the conversion of the 7% Redeemable Convertible Preferred Stock into Common Stock as it is considered anti-dilutive. For 2000 and 2001, excludes the effect of all dilutive options and warrants as a result of our net loss for the years ended December 31, 2000 and 2001.

Balance Sheet Data: December 31, (In thousands)	2002	2001	2000	1999	1998
Cash and cash equivalents	$ 6,566	$ 10,043	$ 20,669	$ 5,735	$ 9,683
Working capital	126,668	109,216	133,690	118,428	49,678
Total assets	712,226	699,907	761,818	750,081	205,948
Long-term debt	378,101	367,315	422,838	426,211	11,154
Redeemable convertible preferred stock	75,941	70,739	65,881	61,343	-
Shareholders' equity	167,667	145,674	154,380	172,914	162,553

Other Financial Data: Year Ended December 31, (In thousands)	2002	2001	2000	1999	1998
Capital expenditures	$ 9,112	$ 6,697	$ 9,845	$ 12,598	$ 2,859
Gross margin	54.1%	52.6%	48.3%	51.3%	50.5%
Net cash provided by (used in):					
Operating activities	$ 47,534	$ 51,166	$ 3,607	$ (224)	$ 18,531
Investing activities	(18,012)	1,105	4,624	(444,995)	(33,650)
Financing activities	(32,999)	(62,897)	6,703	441,271	18,245

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The following is a discussion of our results of operations and financial position for the periods described below. This discussion should be read in conjunction with the Consolidated Financial Statements included in this report. Our discussion of our results of operations and financial condition includes various forward-looking statements about our markets, the demand for our products and services and our future results. These statements are based on certain assumptions that we consider reasonable. Our actual results may differ materially from those indicated forward looking statements.

We are the largest operator and developer of orthotic and prosthetic ("O&P") patient care centers in the United States. Orthotics is the design, fabrication, fitting and device maintenance of custom-made braces and other devices (such as spinal, knee and sports-medicine braces) that provide external support to treat musculoskeletal disorders. Musculoskeletal disorders are ailments of the back, extremities or joints caused by traumatic injuries, chronic conditions, diseases, congenital disorders or injuries resulting from sports or other activities. Prosthetics is the design, fabrication and fitting of custom-made artificial limbs for patients who have lost limbs as a result of traumatic injuries, vascular diseases, diabetes, cancer or congenital disorders. We have two segments, the O&P patient care services segment, which generated approximately 94.4% of our sales in 2002, and the distribution of O&P components segment, which accounted for 5.6% of our sales. Our operations are located in 44 states and the District of Columbia, with a substantial presence in California, Florida, Georgia, Illinois, New York, Ohio, Pennsylvania and Texas.

We generate sales primarily from patient care services related to the fabrication, fitting and maintenance of O&P devices. During 2002, same-center sales increased by 4.6% over 2001. Same-center sales growth represents the aggregate increase or decrease of our patient care centers' sales in the current year compared to the preceding year. Patient care centers that have been owned by the Company for at least one full year are included in the computation. The sales related to patient care centers that have been sold are not included in the calculation for the current and preceding years. Our sales growth in 2001 was also principally driven by 6.8% same-center sales growth. Prior to calendar 2001, our growth in sales resulted primarily from an aggressive program of acquiring and developing O&P patient care centers and secondarily from same-center sales. We acquired six additional patient care centers in October, 2002 and one additional patient care center in December, 2002. We operated 583 and 597 patient care centers at December 31, 2002 and 2001, respectively and three distribution facilities at both December 31, 2002 and 2001. The decrease in patient care centers was primarily due to the planned closure or merger of existing facilities.

We calculate cost of goods sold in accordance with the gross profit method. We base the estimates used in applying the gross profit method on the actual results of the most recently completed fiscal year and other factors affecting cost of goods sold. Estimated cost of goods sold is adjusted when the annual physical inventory is taken and compiled, generally in the fourth quarter, and a new accrual rate is established.

Our revenues and results of operations are affected by seasonal considerations. The adverse weather conditions often experienced in certain geographical areas of the United States during the first quarter of each year, together with a greater degree of patients' sole responsibility for their insurance deductible payment obligations during the beginning of each calendar year, have contributed to lower net sales in the first quarter.

We believe that the expansion of our business through a combination of continued same-center sales growth, which has averaged 5.8% over the last three years, the addition of new facilities and a program of selective acquisitions is critical to the continued improvement in our profitability.

RESULTS OF OPERATIONS

The following table sets forth for the periods indicated certain items of our statements of operations as a percentage of our net sales:

For the Year Ended December 31,	2002	2001	2000
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	45.9	47.4	51.7
Gross profit	54.1	52.6	48.3
Selling, general and administrative	36.1	36.0	36.5
Depreciation and amortization	1.9	2.3	2.1
Amortization of excess cost over net assets acquired	-	2.6	2.7
Unusual charges	0.4	4.8	0.5
Income from operations	15.7	6.9	6.5
Interest expense, net	7.3	8.5	9.7
Income (loss) before taxes	8.4	(1.6)	(3.2)
Provision (benefit) for income taxes	3.4	0.1	(0.3)
Extraordinary item (net of tax)	0.5	-	-
Net income (loss)	4.5	(1.7)	(2.9)
Net income (loss) applicable to common stock	3.5	(2.7)	(3.8)

**YEAR ENDED DECEMBER 31, 2002
COMPARED WITH THE YEAR ENDED DECEMBER 31, 2001**

Net Sales. Net sales for the year ended December 31, 2002 were $525.5 million, an increase of $17.4 million, or 3.4%, versus net sales of $508.1 million for the year ended December 31, 2001. The sales growth was primarily the result of a 4.6% increase in same-center sales in our O&P patient care practices and a $0.2 million, or 0.7%, increase in outside sales of the distribution segment offset by a $4.9 million, or 0.9%, reduction in sales due to the sale of Seattle Orthopedic Group, Inc. ("SOGI"), our manufacturing segment, in October 2001.

Gross Profit. Gross profit for the year ended December 31, 2002 was $284.2 million, an increase of $17.0 million, or 6.4%, compared to gross profit of $267.2 million for the year ended December 31, 2001. Gross profit as a percentage of net sales increased to 54.1% in 2002 versus 52.6% in 2001. Specifically, for the patient care segment, the gross profit, as a percentage of sales increased to 54.2% in 2002 versus 53.4% in 2001; similarly, the gross profit, as a percentage of sales, for the distribution segment increased to 18.8% in 2002 versus 14.0% in 2001. The improvement in gross profit, in both dollars and as a percentage of sales, in both segments was due to a reduction in labor, improved efficiency of operations, and lower material costs, due to a concentration of purchasing which resulted in larger discounts, as well as to the increase in net sales. During 2002, labor costs decreased $2.7 million over the prior year. Material costs increased $3.2 million in terms of absolute dollars, however, as a percentage of sales, material costs decreased to 27.1% compared to 27.4% in the prior year.

Selling, General and Administrative. Selling, general and administrative expenses for the year ended December 31, 2002 increased by $6.8 million, or 3.7%, compared to the year ended December 31, 2001. Selling, general and administrative expenses as a percentage of net sales remained relatively stable at 36.1% in 2002 compared to 36.0% in 2001. The increase in selling, general and administrative expenses was primarily due to a $5.8 million increase in our practitioners' performance-based bonus program resulting from increased collections and decreased labor and material costs.

Depreciation and Amortization. Depreciation and amortization for the year ended December 31, 2002 amounted to $9.9 million, a 59.9% decrease in such costs versus the $24.7 million for the year ended December 31, 2001. The decrease was due primarily to the discontinuation of amortization related to excess cost over net assets acquired commencing January 1, 2002 pursuant to SFAS No. 142, which had been $13.1 million during 2001, and secondarily, the sale of SOGI in 2001 which was $0.9 million.

Unusual Charges. Unusual charges for the year ended December 31, 2002, amounted to $1.9 million compared to $24.4 million in 2001. The unusual charges consisted of the following one-time costs: (i) payments of approximately $1.3 million made to a prior workman's compensation carrier related to claims for the 1995 through 1998 policy years and (ii) a non-cash charge of approximately $0.6 million related to the write-off of abandoned leaseholds. See "Unusual Charges" below for additional information regarding unusual charges incurred in 2001 and 2002.

Income from Operations. Principally as a result of the above, income from operations for the year ended December 31, 2002 was $82.6 million, an increase of $47.6 million, or 135.5%, from the year ended December 31, 2001. Income from operations as a percentage of net sales increased by 8.8 percentage points to 15.7% for the year ended December 31, 2002 from 6.9% for the year ended December 31, 2001.

Interest Expense, Net. Net interest expense for the year ended December 31, 2002 was $38.3 million, a decrease of $4.8 million from the $43.1 million incurred in 2001. The decrease in interest expense was primarily attributable to a decrease in average borrowings and a reduction in interest rates.

Income Taxes. The provision for income taxes for the year ended December 31, 2002 was $17.9 million compared to $0.9 million for the year ended December 31, 2001. The change in the income tax provision was due to our profitability.

Income before Extraordinary Item. As a result of the above, we recorded income before extraordinary item of $26.4 million for the year ended December 31, 2002, compared to a loss before extraordinary item of $8.9 million in the prior year, an improvement of $35.3 million.

Extraordinary Item. The extraordinary item of $2.8 million ($4.6 million pre-tax) for the year ended December 31, 2002, represented the write-off of debt issuance costs as a result of extinguishing $228.4 million of bank debt in connection with the issuance of 10 3/8% Senior Notes with a principal amount of $200.0 million due 2009 and the establishment of a $75.0 million senior secured revolving line of credit.

Net Income. As a result of the above, we recorded net income of $23.6 million for the year ended December 31, 2002, compared to net loss of $8.9 million in the prior year, an improvement of $32.5 million.

**YEAR ENDED DECEMBER 31, 2001 COMPARED WITH
THE YEAR ENDED DECEMBER 31, 2000**

Net Sales. Net sales for the year ended December 31, 2001 were $508.1 million, an increase of $22.1 million or 4.5%, over the prior year's net sales of $486.0 million. The increase in net sales was primarily due to a 6.8% increase in same-center sales in our O&P practices offset by a reduction in net sales due to the sale of SOGI in October 2001.

Gross Profit. Gross profit for the year ended December 31, 2001 improved by $32.5 million to $267.2 million, or 52.6% of net sales, compared to $234.7 million, or 48.3% of net sales, in the prior year. The gross margin was favorably impacted by the increase in net sales along with a reduction in the costs of materials and labor resulting from the impact of various performance improvement initiatives implemented during 2001.

Selling, General and Administrative. Selling, general and administrative expenses for the year ended December 31, 2001 were $183.0 million, an increase of $5.6 million, or 3.2%, compared to $177.4 million for the year ended December 31, 2000. The increase in selling, general and administrative expenses in dollars was primarily the result of an increase of $14.0 million in performance-based bonus program costs and an increase in legal fees of $1.2 million offset by (i) a decrease of $6.8 million in labor expense, (ii) a decrease of $1.7 million in bad debt expense, and (iii) a reduction in travel expenses of $1.1 million. Selling, general and administrative expenses as a percentage of net sales decreased to 36.0% for the year ended December 31, 2001, as compared to 36.5% for the year ended December 31, 2000. The decrease in selling, general and administrative expenses as a percentage of sales was primarily the result of the aforementioned increase in net sales.

Depreciation and Amortization. Depreciation and amortization for the year ended December 31, 2001 amounted to $11.6 million, a 12.7% increase in such costs over the prior year ended December 31, 2000. The increase is attributable to our purchase of fixed assets. Amortization of excess cost over net assets acquired for the year ended December 31, 2001 increased by 0.4% to $13.1 million, compared to the year ended December 31, 2000. We discontinued amortization of excess cost over net assets acquired commencing January 1, 2002 pursuant to Statement of Financial Accounting Standards No. 142.

Unusual Charges. Unusual charges for the year ended December 31, 2001 amounted to $24.4 million, which consisted of the following one-time costs: (i) a non-cash charge of $4.8 million related to stock compensation to JA&A for services rendered; (ii) restructuring charges of $3.7 million recorded in the second quarter of 2001 principally related to severance and lease termination expenses; (iii) an $8.1 million loss on the disposal of substantially all the manufacturing assets of SOGI; and (iv) $7.8 million in other charges primarily related to fees paid to JA&A in connection with development of our performance improvement plan. During the year ended December 31, 2000, we recognized $1.7 million of integration costs in connection with the acquisition of NovaCare O&P and $0.7 million of restructuring costs. Additional information relating to these costs is set forth below under "Unusual Charges".

Income from Operations. Principally as a result of the above, income from operations for the year ended December 31, 2001 was $35.1 million, an increase of $3.5 million, or 11.1%, from the year ended December 31, 2000. Income from operations as a percentage of net sales increased to 6.9% for the year ended December 31, 2001 from 6.5% for the year ended December 31, 2000.

Interest Expense, Net. Net interest expense for the year ended December 31, 2001 was $43.1 million, a decrease of $4.0 million from $47.1 million incurred for the year ended December 31, 2000. Interest expense as a percentage of net sales decreased to 8.5% for the year ended December 31, 2001 from 9.7% for the year ended December 31, 2000. The decrease in interest expense as a percentage of net sales was primarily attributable to the net sales increase, a decrease of $26.9 million in average borrowings and a reduction in LIBOR.

Income Taxes. The provision for income taxes for the year ended December 31, 2001 was $0.9 million compared to a benefit from income taxes of $1.5 million for the year ended December 31, 2000. We recorded a provision for income taxes in 2001 due to the impact of nondeductible amortization on low levels of pre-tax loss.

Net Loss. As a result of the above, we recorded a net loss of $8.9 million for the year ended December 31, 2001, compared to a net loss of $14.0 million in the prior year, an improvement of $5.1 million. We recorded a net loss applicable to common stock of $13.7 million, or $0.73 per diluted common share, for the year ended December 31, 2001, compared to net loss applicable to common stock of $18.5 million, or $0.98 per diluted common share, for the year ended December 31, 2000.

UNUSUAL CHARGES

Restructuring and Integration Costs

In connection with the acquisition of NovaCare O&P on July 1, 1999, we implemented a restructuring plan that contemplated lease termination and severance costs associated with the closure of certain patient care centers and corporate functions made redundant after the NovaCare O&P acquisition. As of December 31, 2000, the planned reduction in work force had been completed and we closed all patient care centers that were identified for closure in 1999. During the year ended December 31, 2001, management reversed $0.8 million of the lease termination restructuring reserve as a result of favorable lease buyouts and subleasing activity. The remaining lease payments on these closed patient care centers are expected to be paid through 2003.

In December 2000, our management and the Board of Directors determined that additional performance improvement initiatives needed to be adopted. We retained JA&A to do an assessment of the opportunities available for improved financial and operating performance. The first phase of the plan called for the termination of 234 employees, for which we recorded $0.7 million in severance costs during 2000.

In January 2001, we developed, with the assistance of JA&A, a comprehensive performance improvement program consisting of 14 performance improvement initiatives aimed at improving cash collections, reducing working capital requirements and improving operating performance. In connection with these initiatives, we recorded $4.5 million in restructuring and asset impairment costs. These initiatives called for the closure of 37 additional patient care centers and the termination of 135 additional employees. During 2001, the lease restructuring component of the plan was amended as seven additional properties, which were originally contemplated but not finalized, were added to the list of restructured facilities. As of December 31, 2002, all of the contemplated employee terminations and property closures have taken place. All payments have been made under the severance initiative and all payments under the lease initiative are expected to be paid by December 31, 2004.

Performance Improvement Costs

In 2001, we recorded $12.6 million in cash and non-cash charges associated with performance improvement initiatives. These charges were comprised of $7.8 million in fees and costs, primarily related to payments of $6.3 million made to JA&A for consulting and success fees, and a $4.8 million non-cash charge related to stock compensation paid JA&A for their services.

Impairment Loss on Assets Held for Sale

In connection with the analysis of our continuing business, we determined that the manufacture of orthotic and prosthetic components and devices was not one of our core businesses as it represented only 0.9% of our net sales for the year ended December 31, 2001 and 1.7% for the year ended December 31, 2000. In July 2001, we agreed to the general terms of a sale of substantially all of the manufacturing assets of SOGI to United States Manufacturing Company, LLC for $20.0 million. The sale resulted in our recording, in the second quarter of 2001, an asset impairment loss of

$8.1 million, as the net book value of the assets was $26.2 million, while net proceeds from the sale of the assets were $18.1 million.

PERFORMANCE IMPROVEMENT PLAN

In January 2001, we developed, with the assistance of our consultant, JA&A, a performance improvement plan which contained many initiatives that were designed to effect cost savings through improved utilization and efficiency of support services, enhanced purchasing and inventory management, improved collection methods and consolidation of distribution services. In addition, we sought to enhance net sales through improved marketing and branding initiatives and more efficient billing procedures.

During 2002, these initiatives have become part of our normal operations and the savings associated with their implementation are reflected in our financial performance. These and other new initiatives related to accounts receivable, material and labor efficiencies, and information systems continue to be evaluated and implemented to improve our operations and financial position.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Our working capital at December 31, 2002 was approximately $126.7 million compared to $109.2 million at December 31, 2001. The $17.5 million increase in working capital was attributable principally to the refinancing of our bank debt in February 2002, which reduced the current portion of our then existing long-term debt. Our cash and cash equivalents amounted to $6.6 million at December 31, 2002 and $10.0 million at December 31, 2001. The ratio of current assets to current liabilities was 2.9 to 1 at December 31, 2002, compared to 2.3 to 1 at December 31, 2001. Availability under our revolving line of credit increased to $60.0 million at December 31, 2002 compared to $25.2 million at December 31, 2001, due both to the effect of the February refinancing and principal repayments out of cash flow from operations.

Net cash provided by operating activities for the year ended December 31, 2002 was $47.5 million, compared to $51.2 million provided by operating activities for the year ended December 31, 2001. The decrease was primarily due to an increase in working capital due principally to an $8.4 million income tax receivable that we expect to receive in the second quarter of 2003.

Net cash used in investing activities was $18.0 million for the year ended December 31, 2002, versus net cash provided by investing activities of $1.1 million in the prior year. The change in net cash used was primarily due to proceeds received from the sale of certain assets, including SOGI, which provided a $16.1 million benefit in 2001.

Net cash used in financing activities was $33.0 million for the year ended December 31, 2002. The cash was used principally to make payments against our revolving line of credit and scheduled payments of seller notes. On February 15, 2002, we received $200.0 million in proceeds from the sale of the 10 3/8% Senior Notes due 2009 ("Senior Notes") in a private placement exempt from registration under the Securities Act of 1933, as amended. The Senior Notes were issued under an indenture, dated as of February 15, 2002, with Wilmington Trust Company, as trustee. We also closed, concurrent with the sale of Senior Notes, a new $75.0 million senior secured revolving line of credit ("New Revolving Credit Facility"). The proceeds from the sale of Senior Notes and the New Revolving Credit Facility were offset by (i) principal payments of $153.6 million to retire our Tranche A & B Term Facilities, (ii) a net paydown of $38.3 million of our prior revolving line of credit, and (iii) payment of $8.1 million in financing costs related to the issuance of the Senior Notes and the establishment of the New Revolving Credit Facility. In addition to the aforementioned proceeds, we received $3.9 million in proceeds from the exercise of stock options, offset by: (i) payment of approximately $2.4 million to JA&A to repurchase 601,218 shares underlying an outstanding option to purchase shares of our Common Stock, as discussed below, (ii) scheduled principal payments of $11.3 million on our long-term debt, (iii) an additional net pay down of $21.5 million of our New Revolving Credit Facility and (iv) an additional payment of $1.7 million in financing costs related to the issuance of the Senior Notes and the establishment of the New Revolving Credit Facility.

The Senior Notes mature on February 15, 2009 and do not require any prepayments of principal prior to maturity. Interest on the Senior Notes accrues from February 15, 2002, and is payable semi-annually on February 15 and August 15 of each year, commencing August 15, 2002. Payment of principal and interest on the Senior Notes is guaranteed on a senior unsecured basis by all of our current and future domestic subsidiaries. On and after February 15, 2006, we may redeem all or part of the Senior Notes at 105.188% of principal amount during the 12 month period commencing on February 15, 2006, at 102.594% of principal amount if redeemed during the 12-month period commencing on February 15, 2007, and at 100% of principal amount if redeemed on or after February 15, 2008. Before February 15, 2005, we may redeem up to 35% of the aggregate principal amount of the Senior Notes at a redemption price of 110.375% of the principal amount thereof, plus interest, with the cash proceeds of certain equity offerings, provided that at least 65% of the aggregate principal amount of Senior Notes remains outstanding after the redemption. Upon the occurrence of certain specified change of control events, unless we have exercised our option to redeem all the Senior Notes and Senior Subordinated Notes as described above, each holder of a Senior Note will have the right to require us to repurchase all or a portion of such holder's Senior Notes at a purchase price in cash equal to 101% of the principal amount, plus accrued and unpaid interest, if any, to the date of repurchase. The terms of the Senior Notes, Senior Subordinated Notes, and the New Revolving Credit Facility limit our ability to, among other things, incur additional indebtedness, create liens, pay dividends on or redeem capital stock, make certain investments, make restricted payments, make certain dispositions of assets, engage in transactions with affiliates, engage in certain business activities and engage in mergers, consolidations and certain sales of assets.

On May 13, 2002, we commenced an offer to exchange the privately-placed, unregistered Senior Notes with new Senior Notes that had been registered under the Securities Act of 1933, as amended, on our Registration Statement on Form S-4 filed with the Securities and Exchange Commission. The exchange offer expired on June 11, 2002. All of the previously issued unregistered Senior Notes were exchanged for registered Senior Notes. The new notes are substantially identical to the previously issued unregistered notes except that the new notes are free of the transfer restrictions that applied to the unregistered notes.

The New Revolving Credit Facility, which was provided by a syndicate of banks and other financial institutions led by BNP Paribas, is a senior secured revolving credit facility providing for loans of up to $75.0 million and will terminate on February 15, 2007. Borrowings under the New Revolving Credit

Facility will bear interest, at our option, at an annual rate equal to LIBOR plus a variable margin rate or the Base Rate (as defined in the New Revolving Credit Facility) plus a variable margin rate. In each case, the variable margin rate is subject to adjustments based on financial performance. At December 31, 2002, the interest rates have been adjusted to LIBOR plus 3.00% or the Base Rate plus 2.00%. Our obligations under the New Revolving Credit Facility are guaranteed by our subsidiaries and are secured by a first priority perfected security interest in our subsidiaries' shares, all of our assets and all of the assets of our subsidiaries. We can prepay borrowings under the New Revolving Credit Facility at any time without premium or penalty. The New Revolving Credit Facility requires compliance with various financial covenants, including a minimum consolidated interest coverage ratio, minimum consolidated EBITDA, a maximum total leverage ratio, a maximum senior secured leverage ratio and a minimum fixed charge coverage ratio, as well as other covenants. EBITDA is defined as net income (loss) before interest, taxes, depreciation and amortization, and unusual charges consisting of impairment loss on assets held for sale, and integration, impairment, restructuring, and performance improvement costs. As of December 31, 2002, we were in compliance with these covenants. EBITDA is not a measure of performance under GAAP. We assess, on a quarterly basis, our compliance with these covenants and monitor any matters critical to continue our compliance. The New Revolving Credit Facility contains customary events of default and is subject to various mandatory prepayments and commitment reductions.

During the fourth quarter of 2001, we approved for payment two invoices from JA&A for success fees. In accordance with our contract with JA&A, the invoices were satisfied by the payment of $1.1 million in cash and the issuance of a nonqualified option to purchase approximately 1.2 million shares of our common stock at an exercise price of $1.40 per share. The option was valued using a Black-Scholes option-pricing model, and an expense of $4.8 million was recorded.

On July 23, 2002, we agreed to repurchase 601,218 of the shares underlying such previously granted option for a payment of $3.98 per share, or a total of $2.4 million, which was paid during the third quarter of 2002 and recorded as a reduction in additional paid-in capital. On July 23, 2002, our common stock opened for trading at $12.00 per share. In accordance with our agreement with JA&A, we filed a Registration Statement on Form S-3 with the Securities and Exchange Commission to register the remaining 601,218 shares underlying the outstanding option in order to permit JA&A to sell the shares of our stock that it may acquire upon exercise of the option. JA&A also agreed to permanently amend its contract with us so that the payment of future success fees, if any, would be made only in cash. We concluded our relationship with JA&A in 2002 without the payment of any additional success fees.

We believe that, based on current levels of operations and anticipated growth, cash generated from operations, together with other available sources of liquidity, including borrowings available under the New Revolving Credit Facility, will be sufficient for the foreseeable future to fund anticipated capital expenditures and make required payments of principal and interest on our debt, including payments due on the Senior Notes and obligations under the New Revolving Credit Facility. In addition, we continually evaluate potential acquisitions and expect to fund such acquisitions from our available sources of liquidity, as discussed above.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table sets forth contractual obligations and commercial commitments as of December 31, 2002:

Payments Due by Period (In thousands)	Total	2003	2004	2005	2006	2007	Thereafter
Long-term debt	$ 374,884	$ 5,181	$ 1,823	$ 920	$ 601	$ 15,605	$ 350,754
Interest on long-term debt	218,714	35,467	35,197	35,070	35,008	34,126	43,846
Redeemable preferred stock	128,726	-	-	-	-	-	128,726
Operating leases	72,945	21,663	17,161	12,859	8,612	5,357	7,293
Unconditional purchase commitments[1]	35,436	8,500	9,500	8,718	8,718	-	-
Other long-term obligations	3,533	1,940	806	343	167	107	170
Total contractual cash obligations	$ 834,238	$ 72,751	$ 64,487	$ 57,910	$ 53,106	$ 55,195	$ 530,789

(1) We entered into a Supply Agreement with USMC, under which we agreed to purchase certain products and components for use solely by our patient care centers during a five-year period following the date of the agreement.

SELECTED OPERATING DATA

The following table sets forth selected operating data:

December 31,	2002	2001	2000	1999	1998
Patient care centers	583	597	620	617	256
Certified practitioners	872	867	888	962	321
Number of states (including D.C.)	45	45	45	42	31
Same-center net sales growth[1]	4.6%	6.8%	6.0%	4.1%	11.1%

(1) Represents the aggregate increase or decrease of our patient care centers' sales in the current year compared to the preceding year.

MARKET RISK

We are exposed to the market risk that is associated with changes in interest rates. To manage that risk, in March 2002, we entered into interest rate swaps to modify our exposure to interest rate movements and reduce borrowing costs. We entered into $100.0 million fixed-to-floating interest rate swaps, consisting of floating rate instruments benchmarked to LIBOR. We are exposed to potential losses in the event of nonperformance by the counterparties to the swap agreements.

CRITICAL ACCOUNTING ESTIMATES

Our analysis and discussion of our financial condition and results of operations are based upon our Consolidated Financial Statements that have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. U.S. GAAP provides the framework from which to make these estimates, assumptions and disclosures. We have chosen accounting policies within U.S. GAAP that management believes are appropriate to accurately and fairly report our operating results and financial position in a consistent manner. Management regularly assesses these policies in light of current and forecasted economic conditions. Our accounting policies are stated in Note B to the Consolidated Financial Statements as presented elsewhere in this Annual Report on Form 10-K. We believe the following accounting policies are critical to understanding the results of operations and affect the more significant judgments and estimates used in the preparation of the consolidated financial statements.

- **Revenue Recognition:** Revenues on the sale of orthotic and prosthetic devices and associated services to patients are recorded when the device is accepted by the patient. Revenues on the sale of orthotic and prosthetic devices to customers by our distribution segment are recorded upon the shipment of products, in accordance with the terms of the invoice. Revenue is recorded at its net realizable value taking into consideration all governmental and contractual adjustments and discounts. Deferred revenue represents both deposits made prior to the final fitting and acceptance by the patient and unearned service contract revenue. Subsequent to billing for our devices and services, disallowed sales may result if there are problems with pre-authorization or with other insurance coverage issues with third party payors. If these problems occur, they are recognized as reductions in sales. Other revenue may be uncollectible, even if properly pre-authorized and billed. In the cases when valid revenue cannot be collected, a bad debt expense is recognized. In addition to the actual bad debt expense encountered during collection activities, we estimate the amount of potential bad debt expense that may occur in the future as we collect our receivables. This estimate is based upon our historical experience as well as a detailed review of our receivable balances.

- **Inventories:** Inventories, which consist principally of purchased parts and work in process, are stated at the lower of cost or market using the first-in, first-out (FIFO) method. We calculate cost of goods sold in accordance with the gross profit method. We base the estimates used in applying the gross profit method on the actual results of the most recently completed fiscal year and other factors affecting cost of goods sold during the current reporting periods. Estimated cost of goods sold during the period is adjusted when the annual physical inventory is taken. In 2000 and 2001, unfavorable and favorable (respectively) adjustments were made in the fourth quarter as a result of completing the physical inventory. In 2002, virtually no adjustment was required in the fourth quarter as we were more accurately estimating our cost of goods sold throughout the year. Management adjusts our reserve for inventory obsolescence whenever the facts and circumstances indicate that the carrying cost of certain inventory items is in excess of its market price.

- **Intangible Assets:** Excess cost over net assets acquired ("Goodwill") represents the excess of purchase price over the value assigned to net identifiable assets of purchased businesses. The assembled workforce intangibles meet the criteria of "Indefinite-lived" intangibles which, in accordance with the provisions of SFAS No. 141, have been reclassified as Goodwill and are no longer being amortized as of January 1, 2002. We assess Goodwill for impairment when events or circumstances indicate that the carrying value may not be recoverable, or, at a minimum, annually as required by SFAS No. 142. Any impairment would be recognized by a charge to operating results and a reduction in the carrying value of the intangible asset. We completed the annual impairment test as of October 1, 2002, which did not result in the impairment of Goodwill. This assessment included assumptions regarding estimated future cash flows, discount rates and other factors.

  Non-compete agreements are recorded based on agreements entered into by us and are amortized over their terms ranging from 5 to 7 years using the straight-line method. Other definite-lived intangible assets are recorded at cost and are amortized over their estimated useful lives of up to 16 years using the straight-line method. Whenever the facts and circumstances indicate that the carrying amounts of these intangibles may not be recoverable, management reviews and assesses the future cash flows expected to be generated from the related intangible for possible impairment. Any impairment would be recognized as a charge to operating results and a reduction in the carrying value of the intangible asset.

- **Deferred Tax Assets (Liabilities):** We account for certain income and expense items differently for financial accounting purposes than for income tax purposes. Deferred income taxes are provided in recognition of these temporary differences. We recognize, in accordance with SFAS No. 109 deferred tax assets if it is more likely than not the assets will be realized in future years.

NEW ACCOUNTING STANDARDS

In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS No. 144"). SFAS No. 144 supercedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets to be Disposed of*, and changes the criteria that have to be met to classify an asset as held-for-sale, and redefines the reporting of discontinued operations. We adopted SFAS No. 144 for the fiscal year beginning January 1, 2002. There was no material effect upon adoption of this statement.

In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections* ("SFAS No. 145"). Under SFAS No. 145, gains and losses from the early extinguishment of debt will no longer be extraordinary items, unless they satisfied the criteria in Accounting Principles Board Opinion No. 30 ("APB 30") where extraordinary items are stated to be distinguishable by their unusual nature and by the infrequency of their occurrence. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in APB 30 for classification as an extraordinary item shall be reclassified. In addition, under SFAS No. 145, certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. SFAS No. 145 was adopted by us on January 1, 2003 and will result in a reclassification of existing extraordinary losses on the early extinguishment of debt from an extraordinary item to a non-operating item.

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* ("SFAS No. 146"). Under SFAS No. 146, costs associated with exit or disposal activities would be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. Such costs would include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. We do not expect SFAS No. 146 to have a material effect on our financial statements.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of SFAS Statement No. 123* ("SFAS No. 148"). SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. We continue to use the intrinsic-value-based method of accounting for stock-based employee compensation as prescribed by APB Opinion No. 25. See Note B to the Consolidated Financial Statements for the disclosures required by this standard at December 31, 2002. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We adopted the disclosure provisions of SFAS No. 148 as of December 31, 2002. The adoption had no material impact on our financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"). FIN 45 requires that, upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 are effective for any guarantees that are issued or modified after December 31, 2002. The disclosure requirements will be effective for our quarter ended March 31, 2003. Management believes the adoption of this statement will not have a material effect on our financial statements.

OTHER

Inflation has not had a significant effect on our operations, as increased costs to us generally have been offset by increased prices of products sold.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We have existing obligations relating to our Senior Notes, 11 1/4% Senior Subordinated Notes due 2009, subordinated seller notes, and Redeemable Preferred Stock. We do not have cash flow exposure to changing interest rates on these obligations because the interest and dividend rates of these securities are fixed. However, as discussed below, we entered into two fixed-to-floating interest rate swaps, in connection with the sale of our Senior Notes, whereby the aggregate notional amount of the swaps equaled one-half, or $100 million, of the principal amount of the Senior Notes.

We have a $75 million revolving line of credit, with an outstanding balance of $15 million at December 31, 2002, as discussed in Note H to our Consolidated Financial Statements. The rates at which interest accrues under the entire outstanding balance are variable.

In addition, in the normal course of business, we are exposed to fluctuations in interest rates. We address this risk by using interest rate swaps from time to time. At December 31, 2001 there were no interest rate swaps outstanding. In March 2002, we entered into two fixed-to-floating interest rate swaps with an aggregate notional amount of $100 million in connection with the sale of our Senior Notes, as discussed in Note H. Variable rate debt and fixed-to-floating interest rate swaps subject us to cash flow exposure resulting from changing interest rates, as illustrated in the table below.

Presented below is an analysis of our financial instruments as of December 31, 2002 that are sensitive to changes in interest rates. The table demonstrates the change in cash flow related to the Senior Notes, as affected by the related fixed-to-floating interest rate swaps, and the outstanding balance under the New Revolving Credit Facility, calculated for an instantaneous parallel shift in interest rates, plus or minus 50 basis points ("BPS"), 100 BPS, and 150 BPS.

Cash Flow Risk	Annual Interest Expense Given an Interest Rate Decrease of X Basis Points			No Change in Interest Rates	Annual Interest Expense Given an Interest Rate Increase of X Basis Points		
(In thousands)	(150 BPS)	(100 BPS)	(50 BPS)	Fair Value	50 BPS	100 BPS	150 BPS
Senior Notes (as affected by related interest-rate swaps)	$ 15,548	$ 16,048	$ 16,548	$ 17,048	$ 17,548	$ 18,048	$ 18,548
Revolving Credit Facility	440	515	590	665	740	815	890
	$ 15,988	$ 16,563	$ 17,138	$ 17,713	$ 18,288	$ 18,863	$ 19,438

QUARTERLY FINANCIAL DATA

(In thousands, except per share data)	March 31	June 30	Sept. 30	Dec. 31
Quarter Ended 2001				
Net sales	$ 120,573	$ 129,187	$ 129,605	$ 128,688
Gross profit	57,599	65,753	67,999	75,834
Net income (loss)[1]	132	(4,741)	(17)	(4,257)
Diluted per common share data:				
Net loss applicable to common stock[2]	$ (0.06)	$ (0.31)	$ (0.07)	$ (0.29)
Quarter Ended 2002				
Net sales	$ 123,510	$ 133,056	$ 133,980	$ 134,988
Gross profit	63,973	71,758	74,009	74,422
Net Income before extraordinary item	4,333	7,671	7,830	6,547
Extraordinary item	(2,811)	-	-	-
Net income[1]	1,522	7,671	7,830	6,547
Diluted per common share data:				
Income before extraordinary item applicable to common stock	$ 0.14	$ 0.29	$ 0.30	$ 0.24
Extraordinary Item, net of tax	(0.13)	-	-	-
Net income applicable to common stock[2]	$ 0.01	$ 0.29	$ 0.30	$ 0.24

(1) During the fourth quarter of 2001, we recorded a credit of approximately $4.2 million related to the book to physical adjustment of inventory. Management considers this charge to be a change in estimate in accordance with the provisions of Accounting Principles Board Opinion No. 20.

(2) Excludes the effect of the conversion of the 7% Redeemable Convertible Preferred Stock into 4.6 million shares of Common Stock as it is considered anti-dilutive. For 2001, excludes the effect of all dilutive options and warrants as a result of our net loss for the years ended December 31, 2001.

CONSOLIDATED BALANCE SHEETS

ASSETS December 31, (Dollars in thousands, except share and per share amounts)	2002	2001
Current Assets		
Cash and cash equivalents	$ 6,566	$ 10,043
Accounts receivable, less allowances for doubtful accounts of $8,649 and $17,625 in 2002 and 2001, respectively	107,604	104,040
Inventories	56,454	55,946
Prepaid expenses, other assets, and income taxes receivable	15,432	4,901
Deferred income taxes	6,586	20,957
Total current assets	192,642	195,887
Property, Plant and Equipment		
Land	3,743	4,078
Buildings	6,715	8,629
Machinery and equipment	17,110	15,670
Computer and software	17,990	13,005
Furniture and fixtures	10,353	9,967
Leasehold improvements	18,671	18,027
	74,582	69,376
Less accumulated depreciation and amortization	39,036	31,598
	35,546	37,778
Intangible Assets		
Excess cost over net assets acquired	453,988	445,686
Patents and other intangible assets, $10,232 and $10,124 less accumulated amortization of $4,404 and $3,430 in 2002 and 2001, respectively	5,828	6,694
	459,816	452,380
Other Assets		
Debt issuance costs, net	13,741	10,846
Other assets	10,481	3,016
Total other assets	24,222	13,862
TOTAL ASSETS	$ 712,226	$ 699,907

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

LIABILITIES, REDEEMABLE PREFERRED STOCK AND SHAREHOLDERS' EQUITY December 31, (Dollars in thousands, except share and per share amounts)	2002	2001
Current Liabilities		
Current portion of long-term debt	$ 5,181	$ 30,512
Accounts payable	14,876	16,901
Accrued expenses	5,460	8,196
Accrued interest payable	7,507	2,017
Accrued compensation related cost	32,950	29,045
Total current liabilities	65,974	86,671
Long-term Liabilities		
Long-term debt, less current portion	378,101	367,315
Deferred income taxes	22,965	26,495
Other liabilities	1,578	3,013
Total liabilities	468,618	483,494
Preferred Stock		
7% Redeemable Convertible Preferred stock, liquidation preference $1,000 per share	75,941	70,739
Commitments and Contingencies		
Shareholders' Equity		
Common stock, $.01 par value; 60,000,000 shares authorized, 20,277,180 shares and 19,057,876 shares issued and outstanding in 2002 and 2001, respectively	203	191
Additional paid-in capital	150,287	146,674
Retained earnings (accumulated deficit)	17,833	(535)
	168,323	146,330
Treasury stock, cost (133,495 shares)	(656)	(656)
	167,667	145,674
Total Liabilities, Redeemable Preferred Stock and Shareholders' Equity	$ 712,226	$ 699,907

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Year Ended December 31, (Dollars in thousands, except share and per share amounts)		2002		2001		2000
Net sales	$	525,534	$	508,053	$	486,031
Cost of goods sold (exclusive of depreciation and amortization)		241,372		240,868		251,368
Gross profit		284,162		267,185		234,663
Selling, general and administrative		189,768		182,972		177,392
Depreciation and amortization		9,892		11,613		10,303
Amortization of excess cost over net assets acquired		-		13,073		13,025
Unusual charges		1,860		24,438		2,364
Income from operations		82,642		35,089		31,579
Interest expense, net		38,314		43,065		47,072
Income (loss) before taxes		44,328		(7,976)		(15,493)
Provision (benefit) for income taxes		17,947		907		(1,497)
Income (loss) before extraordinary item		26,381		(8,883)		(13,996)
Extraordinary loss on early extinguishment of debt, net of tax benefit		2,811		-		-
Net income (loss)	$	23,570	$	(8,883)	$	(13,996)
Income (loss) before extraordinary item applicable to common stock	$	21,179	$	(13,741)	$	(18,534)
Net income (loss) applicable to common stock	$	18,368	$	(13,741)	$	(18,534)
Basic Per Common Share Data						
Income (loss) before extraordinary item applicable to common stock	$	1.08	$	(0.73)	$	(0.98)
Extraordinary item, net of tax benefit		(0.14)		-		-
Net income (loss) applicable to common stock	$	0.94	$	(0.73)	$	(0.98)
Shares used to compute basic per common share amounts		19,535,272		18,920,094		18,910,002
Diluted Per Common Share Data						
Income (loss) before extraordinary item applicable to common stock	$	0.99	$	(0.73)	$	(0.98)
Extraordinary item, net of tax benefit		(0.13)		-		-
Net income (loss) applicable to common stock	$	0.86	$	(0.73)	$	(0.98)
Shares used to compute diluted per common share amounts		21,456,994		18,920,094		18,910,002

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the Three Years Ended December 31, 2002 (In thousands)	Common Shares	Additional Common Stock	Retained Earnings Paid in Capital	(Accumulated Deficit)	Treasury Stock	Total
Balance, December 31, 1999	18,910	$ 190	$ 146,498	$ 26,882	$ (656)	$ 172,914
Preferred dividends declared	-	-	-	(4,464)	-	(4,464)
Accretion of Preferred Stock	-	-	-	(74)	-	(74)
Net loss	-	-	-	(13,996)	-	(13,996)
Balance, December 31, 2000	18,910	190	146,498	8,348	(656)	154,380
Preferred dividends declared	-	-	(4,784)	-	-	(4,784)
Accretion of Preferred Stock	-	-	(74)	-	-	(74)
Net loss	-	-	-	(8,883)	-	(8,883)
Issuance of Common Stock in connection with the exercise of stock options	77	-	250	-	-	250
Issuance of stock options in connection with Performance Improvement Plan	-	-	4,785	-	-	4,785
Issuance of Common Stock in connection with the exercise of warrants	71	1	(1)	-	-	-
Balance, December 31, 2001	19,058	191	146,674	(535)	(656)	145,674
Preferred dividends declared	-	-	-	(5,128)	-	(5,128)
Accretion of Preferred Stock	-	-	-	(74)	-	(74)
Net income	-	-	-	23,570	-	23,570
Issuance of Common Stock in connection with the exercise of stock options	1,219	12	3,905	-	-	3,917
Tax benefit associated with exercise of stock options	-	-	2,101	-	-	2,101
Repurchase of outstanding stock options	-	-	(2,393)	-	-	(2,393)
Balance, December 31, 2002	20,277	$ 203	$ 150,287	$ 17,833	$ (656)	$ 167,667

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Year Ended December 31, (Dollars in thousands)	2002	2001	2000
Cash flows from operating activities:			
Net income (loss)	$ 23,570	$ (8,883)	$ (13,996)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Extraordinary loss on early extinguishment of debt	2,811	-	-
Loss on disposal of assets	1,036	7,997	-
Provision for bad debts	19,738	21,961	23,740
Depreciation and amortization	9,892	11,613	10,303
Amortization of excess cost over net assets acquired	-	13,073	13,025
Amortization of debt issuance costs	2,307	2,747	2,436
Deferred income taxes	14,846	(328)	(3,200)
Restructuring costs	-	3,688	654
Stock-based compensation in connection with performance improvement plan	-	4,785	-
Changes in assets and liabilities, net of effects of acquired companies:			
Accounts receivable	(22,632)	(15,851)	(31,089)
Inventories	(306)	2,043	(1,113)
Prepaid expenses, other assets, and income taxes receivable	(8,712)	6,543	259
Other assets	933	417	273
Accounts payable	(1,960)	1,483	1,361
Accrued expenses, interest and income taxes	3,542	(12,278)	4,724
Accrued compensation related costs	3,905	11,798	(1,287)
Other liabilities	(1,436)	358	(2,483)
Net cash provided by operating activities	47,534	51,166	3,607
Cash flows from investing activities:			
Purchase of property, plant and equipment	(9,112)	(6,697)	(9,845)
Acquisitions, net of cash acquired	(10,407)	(8,277)	(9,958)
Cash received pursuant to purchase price adjustment	-	-	24,700
Proceeds from sale of certain assets, net of cash	1,507	16,079	-
Purchase of other intangible assets	-	-	(273)
Net cash provided by (used in) investing activities	(18,012)	1,105	4,624
Cash flows from financing activities:			
Borrowings under revolving credit agreement	46,975	6,000	54,300
Repayments under revolving credit agreement	(106,775)	(15,900)	(24,600)
Proceeds from sale of Senior Notes	200,000	-	-
Repayment and termination of bank loans	(153,587)	(38,163)	(8,250)
Scheduled repayment of long-term debt	(11,306)	(13,912)	(13,521)
Increase in financing costs	(9,830)	(1,172)	(1,226)
Proceeds from issuance of Common Stock	3,917	250	-
Repurchase of outstanding stock options	(2,393)	-	-
Net cash provided by (used in) financing activities	(32,999)	(62,897)	6,703
Increase (decrease) in cash and cash equivalents	(3,477)	(10,626)	14,934
Cash and cash equivalents at beginning of year	10,043	20,669	5,735
Cash and cash equivalents at end of year	$ 6,566	$ 10,043	$ 20,669

The accompanying notes are an integral part of the consolidated financial statements.

NOTE A – THE COMPANY

Hanger Orthopedic Group, Inc. is the nation's largest owner and operator of orthotic & prosthetic ("O&P") patient care centers. In addition to providing O&P patient care services through its operating subsidiaries, the Company also distributes components and finished patient care products to the O&P industry primarily in the United States. Hanger's subsidiary, Hanger Prosthetics & Orthotics, Inc. formerly known as J.E. Hanger, Inc., was founded in 1861 by a Civil War amputee and is the oldest company in the O&P industry in the United States. Orthotics is the design, fabrication, fitting and supervised use of custom-made braces and other devices that provide external support to treat musculoskeletal disorders. Prosthetics is the design, fabrication and fitting of custom-made artificial limbs.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. At various times throughout the year, the Company maintains cash balances in excess of Federal Deposit Insurance Corporation limits.

Credit Risk

The Company primarily provides customized O&P devices throughout the United States and is reimbursed by the patients' third-party insurers or governmentally funded health insurance programs. The Company performs ongoing credit evaluations of its distribution customers. Accounts receivable are not collateralized. The ability of the Company's debtors to meet their obligations is dependent upon the financial stability of the insurers of the Company's customers and future legislation and regulatory actions. Additionally, the Company maintains reserves for potential losses from these receivables that historically have been within management's expectations.

Inventories

Inventories, which consist principally of purchased parts and work in process, are stated at the lower of cost or market using the first-in, first-out (FIFO) method. The Company calculates cost of goods sold in accordance with the gross profit method. The Company bases the estimates used in applying the gross profit method on the actual results of the most recently completed fiscal year and other factors affecting cost of goods sold during the current reporting periods. Estimated cost of goods sold during the period is adjusted when the annual physical inventory is taken. In the fourth quarter of 2002, 2001 and 2000, the Company recorded book-to-physical adjustments as income (expense) of $0.2 million, $4.2 million, and $(9.6) million, respectively. The Company treated these adjustments as changes in accounting estimates in accordance with the provisions of Accounting Principles Board Opinion No. 20.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. The cost and related accumulated depreciation of assets sold, retired or otherwise disposed of are removed from the respective accounts, and any resulting gains or losses are included in the statement of operations. Depreciation is computed for financial reporting purposes using the straight-line method over the estimated useful lives of the related assets as follows: machinery and equipment, furniture and fixtures, and computers and software – 5 years; leasehold improvements – shorter of the asset life or term of lease; and buildings – 10-20 years. In accordance with SOP 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*, the Company capitalizes certain internal and external costs incurred in connection with the development of internal software. At December 31, 2002, computers and software includes capitalized computer software currently under development of $3.1 million. Depreciation expense was approximately $8.9 million, $10.4 million and $9.0 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Intangible Assets

Effective July 1, 2001, the Company adopted certain provisions of Statement of Financial Accounting Standards ("SFAS") 141, *Business Combinations*, and effective January 1, 2002, the Company adopted the full provisions of SFAS 141 and SFAS 142, *Goodwill and Other Intangible Assets*.

SFAS 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, and broadens the criteria for recording intangible assets apart from goodwill. The Company evaluated its goodwill and intangibles acquired prior to June 30, 2001 using the criteria of SFAS 141, which resulted in other intangibles with an unamortized balance of $4.8 million (comprised entirely of assembled workforce intangibles) being combined into goodwill at January 1, 2002.

SFAS 142 requires that purchased goodwill and certain indefinite-lived intangibles no longer be amortized, but instead be tested for impairment at least annually. The Company evaluated its intangible assets, other than goodwill, and determined that all such assets have determinable lives.

SFAS 142 prescribes a two-phase process for impairment testing of goodwill. The first phase, required to be completed by June 30, 2002, screened for impairment; while the second phase (if necessary), required to be completed by December 31, 2002, measured the impairment. The Company has completed the transitional impairment test, which did not result in the impairment of recorded goodwill. In completing the analysis, the Company determined that it had two reporting units, which were the same as its reportable segments: (i) patient care centers and (ii) distribution. The Company has completed the annual impairment test as of October 1, 2002, which did not result in the impairment of recorded goodwill. As of December 31, 2002, the patient care center segment had goodwill of $454.0 million, an increase of $8.3 million over January 1, 2002. The distribution segment has no goodwill.

The activity related to goodwill for the year ended December 31, 2002 is as follows:

	(In thousands)
Balance at December 31, 2001	$ 440,874
Assembled workforce reclass, net of deferred taxes	2,911
Additions due to acquisitions	5,037
Additions due to earn-outs	5,166
Balance at December 31, 2002	$ 453,988

In accordance with SFAS 142, the effect of this accounting change is reflected prospectively. Supplemental comparative disclosure as if the change had been retroactively applied to the prior year period is as follows:

For the Year Ended December 31, (In thousands, except per share amounts)	2002	2001	2000
Net income (loss):			
Reported net income (loss)	$ 23,570	$ (8,883)	$ (13,996)
Goodwill amortization, net of tax benefit[1]	-	11,029	11,208
Adjusted net income (loss)	$ 23,570	$ 2,146	$ (2,788)
Per share info:			
Basic:			
Reported income (loss)	$ 0.94	$ (0.73)	$ (0.98)
Goodwill amortization, net of tax benefit[1]	-	0.59	0.59
Adjusted basic income (loss)	$ 0.94	$ (0.14)	$ (0.39)
Diluted:			
Reported income (loss)	$ 0.86	$ (0.73)	$ (0.98)
Goodwill amortization, net of tax benefit[1]	-	0.59	0.59
Adjusted diluted income (loss)	$ 0.86	$ (0.14)	$ (0.39)

(1) For the years ended December 31, 2001 and 2000, consists of $13.1 million and $13.0 million, respectively, of amortization offset by the related tax benefit of $2.1 million and $1.8 million, respectively. Amortization includes amortization related to assembled workforce, which was combined with goodwill at January 1, 2002.

Amortization expense related to definite-lived intangible assets for the years ended December 31, 2002, 2001, and 2000 was $1.0 million, $1.2 million, and $1.3 million, respectively. Non-compete agreements are recorded based on agreements entered into by the Company and are amortized over their estimated useful lives ranging from 5 to 7 years using the straight-line method. Other definite-lived intangible assets are recorded at cost and are amortized over their estimated useful lives of up to 16 years using the straight-line method. Estimated aggregate amortization expense for such assets for each of the five years ending December 31, 2007 and thereafter is as follows:

	(In thousands)
2003	$ 882
2004	818
2005	779
2006	761
2007	735
Thereafter	1,853
	$ 5,828

Debt Issuance Costs

Debt issuance costs incurred in connection with the Company's long-term debt are being amortized through the maturity of the related debt instrument. Amortization of these costs are included in interest expense in the consolidated statement of operations.

Long-Lived Asset Impairment

In accordance with SFAS 144, the company evaluates the carrying value of long-lived assets to be held and used whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. The carrying value of a long-lived asset is considered impaired when the projected undiscounted future cash flows are less than its carrying value. The Company measures impairment based on the amount by which the carrying value exceeds the fair market value. Fair market value is determined primarily using the projected future cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose.

Derivatives

The Company uses derivative financial instruments for the purpose of hedging interest rate exposures that exist as part of ongoing business operations. The Company's derivative financial instruments are designated as and qualify as fair value hedges. The Company's policy requires that the Company formally document all relationships between hedging instruments and hedged items, as well as the Company's risk management objective and strategy for undertaking various hedging transactions. As a policy, the Company does not engage in speculative or leveraged transactions, nor does the Company hold or issue financial instruments for trading purposes.

As discussed in Note H, in March 2002, the Company entered into two fixed-to-floating interest rate swaps with an aggregate notional amount of $100.0 million in connection with the sale of the Senior Notes and in order to mitigate its interest rate risk. The Company has designated its interest rate swaps as fair value hedges and they qualify for the short-cut method of accounting under the provisions of SFAS 133, *Accounting for Derivative Instruments and Hedging Activities*. The Company has adjusted the carrying amount of the Senior Notes and the swaps by $8.4 million to reflect the fair value of the swaps as of December 31, 2002. The fair value of interest rate swaps is included in other assets.

Fair Value of Financial Instruments

The carrying value of the Company's short-term financial instruments, such as receivables and payables, approximate their fair values, based on the short-term maturities of these instruments. The carrying value of the Company's long-term debt, excluding its Senior Subordinated Notes, approximates fair value based on using rates currently available to the Company for debt with similar terms and remaining maturities. The fair value of the Senior Notes, as of December 31, 2002, was $208.0 million, as compared to the carrying value of $200.0 million at that date. The fair value of the Senior Subordinated Notes, as of December 31, 2002, was $153.8 million, as compared to the carrying value of $150.0 million at that date. The fair values of the Senior Notes and Senior Subordinated Notes were based on quoted market prices at December 31, 2002.

Revenue Recognition

Revenues on the sale of orthotic and prosthetic devices to patients are recorded when the device is accepted by the patient. Revenues on the sale of orthotic and prosthetic devices to customers by our distribution segment are recorded upon the shipment of products, in accordance with the terms of the invoice. Deferred revenue represents deposits made prior to the final fitting and acceptance by the patient and unearned service contract revenue. Revenue is recorded at its net realizable value taking into consideration all governmental and contractual adjustments and discounts.

Income Taxes

Income taxes are determined in accordance with Statement of Financial Accounting Standards ("SFAS") 109, *Accounting for Income Taxes*, which requires recognition of deferred income tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income tax liabilities and assets are determined based on the difference between financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. SFAS 109 also provides for the recognition of deferred tax assets if it is more likely than not that the assets will be realized in future years.

Stock-Based Compensation

At December 31, 2002, the Company has multiple stock-based employee compensation plans and has non-qualified options outstanding to employees, which are described more fully in Note O. Stock based compensation is accounted for by using the intrinsic value based method in accordance with Accounting Principles Board Opinion (APB) 25, *Accounting for Stock Issued to Employees*, and related Interpretations. No stock-based employee compensation expense is reflected in net income (loss) as all options granted under these plans and the non-qualified options granted to employees had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income (loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of SFAS 123, Accounting for Stock-Based Compensation, to stock-based employee compensation:

(In thousands, except per share amounts)	2002	2001	2000
Net income (loss), as reported	$ 23,570	$ (8,883)	$ (13,996)
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(4,398)	(4,262)	(5,562)
Pro forma net income (loss)	$ 19,172	$ (13,145)	$ (19,558)
Earnings per share:			
Basic – as reported	$ 0.94	$ (0.73)	$ (0.98)
Basic – pro forma	$ 0.72	$ (0.95)	$ (1.27)
Diluted – as reported	$ 0.86	$ (0.73)	$ (0.98)
Diluted – pro forma	$ 0.65	$ (0.95)	$ (1.27)

The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2002, 2001 and 2000:

	2002	2001	2000
Expected term	5	5	5
Volatility factor	71%	72%	58%
Risk free interest rate	5.8%	5.9%	6.7%
Dividend yield	0%	0%	0%
Fair value	$ 6.80	$ 1.21	$ 2.64

Segment Information

SFAS 131, Disclosures about Segments of an Enterprise and Related Information, applies a "management" approach to disclosure of segment information. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the basis of the Company's reportable segments. SFAS 131 also requires disclosure about products and services, geographic areas and major customers. The description of the Company's reportable segments and the disclosure of segment information pursuant to SFAS 131 are presented in Note P.

Reclassifications

Certain amounts in the prior years' financial statements have been reclassified to conform to the current year presentation.

New Accounting Standards

In August 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 supercedes SFAS 121, *Accounting for the Impairment of Long-Lived Assets* to be Disposed of , and changes the criteria that have to be met to classify an asset as held-for-sale, and redefines the reporting of discontinued operations. The Company adopted SFAS 144 for the fiscal year beginning January 1, 2002. There was no material effect upon adoption of this statement.

In April 2002, the Financial Accounting Standard Board ("FASB") issued Statement of Financial Accounting Standards 145, *Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement 13, and Technical Corrections* ("SFAS 145").Under SFAS 145, gains and losses from the early extinguishment of debt would no longer be extraordinary items, unless they satisfied the criteria in Accounting Principles Board Opinion 30 ("APB 30") where extraordinary items are stated to be distinguishable by their unusual nature and by the infrequency of their occurrence. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in APB 30 for classification as an extraordinary item shall be reclassified. In addition, under SFAS 145, certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. SFAS 145 is effective for fiscal years beginning after May 15, 2002. SFAS 145 will be adopted by the Company on January 1, 2003 and will result in a reclassification of existing extraordinary losses on the early extinguishment of debt from an extraordinary item to a non-operating item.

In July 2002, the FASB issued Statement of Financial Accounting Standards 146, *Accounting for Costs Associated with Exit or Disposal Activities* ("SFAS 146"). Under SFAS 146, costs associated with exit or disposal activities would be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. Such costs would include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company does not expect SFAS 146 to have a material effect on its financial statements.

In December 2002, the FASB issued Statement of Financial Accounting Standards 148, *Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of SFAS Statement 123* ("SFAS 148"). SFAS 148 amends SFAS 123, *Accounting for Stock-Based Compensation*, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. The Company continues to use the intrinsic-value-based method of accounting for stock-based employee compensation as prescribed by APB Opinion 25. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The company adopted the disclosure provisions of SFAS 148 as of December 31, 2002. The adoption had no material impact on the Company's financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"). FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 are effective for any guarantees that are issued or modified after December 31, 2002. The disclosure requirements will be effective for the Company's quarter ended March 31, 2003. Management believes the adoption of this statement will not have a material effect on the Company's financial statements.

NOTE C – SUPPLEMENTAL CASH FLOW FINANCIAL INFORMATION

The following are the supplemental disclosure requirements for the statements of cash flows:

For the Year Ended December 31, (In thousands)	2002	2001	2000
Cash paid during the period for:			
Interest	$40,620	$47,382	$42,645
Income taxes	$10,514	$ 1,822	$ 2,666
Non-cash financing and investing activities:			
Preferred stock dividends declared and accretion	$ 5,202	$ 4,858	$ 4,538
Issuance of notes in connection with acquisitions	$ 1,750	$ -	$ 2,874

NOTE D – ACQUISITIONS

Following the acquisition of NovaCare O&P in 1999, the Company and NovaCare disagreed regarding the determination of the amount of NovaCare O&P adjusted working capital. On February 25, 2000, the Company and NovaCare submitted the matter to the independent arbitrator in accordance with the dispute resolution arbitration mechanism provided under the Stock Purchase Agreement. On May 22, 2000, an independent arbitrator issued its report concluding that the Company was entitled to the working capital deficiency of approximately $25.1 million, representing the required decrease in the purchase price previously paid by the Company for NovaCare O&P. On May 25, 2000, the escrow agent released $15.0 million of escrowed funds to the Company. Pursuant to the Stock Purchase Agreement, the Company was entitled to receive the approximately $10.1 million balance of the working capital deficiency on or before June 21, 2000.

On June 5, 2000, NovaCare (the name of which was changed to NAHC, Inc.) filed a complaint contesting the arbitrator's decision. On June 30, 2000, the Company entered into a Settlement Agreement with NovaCare providing for dismissal of the litigation and execution of a mutual release relating to currently unknown matters arising from the acquisition. In addition, the Settlement Agreement provided that of the $10.1 million owed by NovaCare to the Company, $6.0 million would be paid immediately by NovaCare and NovaCare would execute a collateralized promissory note in the principal amount of $3.7 million, plus 7% annual interest, payable monthly over the following six months. All payments required by the settlement were paid when due.

During 2000, the Company acquired five orthotic and prosthetic companies. The aggregate purchase price, excluding potential earn-out provisions, was $4.5 million, comprised of $2.4 million in cash and $2.1 million in promissory notes. The notes are payable over two to five years with interest rates ranging from 6% to 8%. The cash portion of the purchase price for these acquisitions was borrowed under the Company's revolving credit facility.

During 2001, the Company did not acquire any companies. During 2002, the Company acquired two orthotic and prosthetic companies. The aggregate purchase price, excluding potential earn-out provisions, was $6.1 million, comprised of $4.1 million in cash, $1.8 million in promissory notes and $0.2 million in transaction costs. The notes are payable over one to five years with interest rates of 6.5%.

All of the above acquisitions have been accounted for as business combinations in accordance with the purchase method. The results of operations for these acquisitions are included in the Company's results of operations from their date of acquisition. Pro forma results would not be materially different.

In connection with acquisitions, the Company occasionally agrees to make payments if future earnings targets are reached. In connection with these agreements and the Company's acquisitions prior to 2001, the Company paid $6.0 million, $8.3 million and $8.4 million in 2002, 2001, and 2000, respectively. The Company has accounted for these amounts as additional purchase price, resulting in an increase in goodwill. The Company estimates that it may pay an additional $1.5 million related to earn-out provisions in future periods.

NOTE E – UNUSUAL CHARGES

Summary

Unusual charges consist of the following costs, which are explained below:

For the Year Ended December 31, (In thousands)	2002	2001	2000
Integration costs	$ -	$ -	$ 1,710
Leasehold abandonments	528	-	-
Restructuring and asset impairment costs	-	3,688	654
Performance improvement costs	-	7,892	-
Stock-based compensation in connection with performance improvement plan	-	4,785	-
Impairment loss on assets held for sale	-	8,073	-
Workman's compensation claims	1,332	-	-
Unusual charges	$ 1,860	$ 24,438	$ 2,364

Workman's Compensation and Leasehold Abandonments

Unusual charges for the year ended December 31, 2002, amounted to $1.9 million, which consisted of the following costs: (i) payments of approximately $1.3 million made to a prior workman's compensation carrier related to claims for the 1995 through 1998 policy years which the Company treated as a change in accounting estimate in accordance with the provisions of Accounting Principles Board Opinion No. 20, and (ii) a non-cash charge of approximately $0.6 million related to the write-off of abandoned leaseholds.

Integration Costs

During the year ended December 31, 2000, primarily in relation to the acquisition of NovaCare O&P, the Company recorded integration costs of approximately $1.7 million, including costs of changing patient care center names, payroll and related benefits, conversion, stay-bonuses and related benefits for transitional employees and certain other costs related to the acquisition. These costs were expensed as incurred and recorded against operations.

Restructuring and Asset Impairment Costs

Components of the restructuring reserves, spending during the periods, and remaining reserve balances are as follows:

(In thousands)	Employee Severence Costs	Lease Termination and Other Exit Costs	Total Restructuring Reserve
1999 & 2000 Restructuring Reserve			
Balance at December 31, 1999	$ 1,600	$ 2,992	$ 4,592
Provision	1,035	-	1,035
Spending	(1,942)	(913)	(2,855)
Amendment to Plan	-	(672)	(672)
Balance at December 31, 2000	693	1,407	2,100
Spending	(693)	(307)	(1,000)
Amendment – favorable buyout and sublease activity	-	(771)	(771)
Balance at December 31, 2001	-	329	329
Spending	-	(82)	(82)
Balance at December 31, 2002	-	247	247
2001 Restructuring Reserve			
Balance at December 31, 2000	-	-	-
Provision[(1)]	1,208	3,251	4,459
Spending	(1,158)	(1,365)	(2,523)
Favorable buyout and sublease activity	-	(739)	(739)
Amendment to plan for seven additional properties	-	739	739
Balance at December 31, 2001	50	1,886	1,936
Spending	(50)	(1,047)	(1,097)
Balance at December 31, 2002	-	839	839
1999, 2000, and 2001 Restructuring Reserves			
Balance at December 31, 2002	$ -	$ 1,086	$ 1,086

(1) Includes $0.5 million of asset impairment for impaired leasehold improvements at branches to be vacated.

Restructuring and Asset Impairment Costs
During 1999, the Company recorded $7.0 million in restructuring related costs ($1.3 million recorded as a change to the statement of operations and $5.7 million recorded as an increase to goodwill in accordance with purchase accounting requirements) associated with the acquisition of the NovaCare O&P operations. The restructuring costs primarily included severance pay benefits and lease termination costs. The cost of providing severance pay and benefits for the reduction of approximately 225 employees was estimated at approximately $3.4 million. Lease termination costs, for patient care centers closed, were estimated at $3.5 million and are expected to be paid through 2003. As of December 31, 2000, all of the employees had been terminated and 44 of the 54 patient care centers identified for closure were closed. Additionally, management reversed approximately $0.7 million of the restructuring reserve providing an approximate restructuring benefit of $0.4 million and a reduction of goodwill of approximately $0.3 million.

During 2000, management implemented a plan to sever 234 employees in an effort to reduce general and administrative expenses. The Company recorded approximately $1.0 million in restructuring expense which was paid in January of 2001, thus completing the plan of restructuring. During 2001, management reversed approximately $0.8 million originally included in the 2000 restructuring reserve as a result of favorable lease buyouts and sublease activity.

During 2001, as a result of the initiatives associated with the Company's performance improvement plan developed in conjunction with AlixPartners, LLC (formerly Jay Alix & Associates, Inc.; "JA&A"), the Company recorded approximately $4.5 million in restructuring and asset impairment costs. The plan called for the closure of 37 facilities and the termination of approximately 135 additional employees.

Also during 2001, management reversed approximately $0.7 million originally included in the 37 facilities associated with the 2001 restructuring reserve as a result of favorable buy outs of leases and sublease activity. Management then added seven additional patient care centers which were originally contemplated but not finalized to the lease restructuring component of the 2000 plan. An amended restructuring reserve of $0.7 million was recorded for these properties.

As of December 31, 2002, all properties had been vacated and all of the employees had been terminated. As of December 31, 2002, all payments under the severance initiative have been made. All payments under the plan for lease and severance costs are expected to be paid by December 31, 2004.

Performance Improvement Costs
In December of 2000, management and the Board of Directors determined that major performance improvement initiatives needed to be adopted. As such, on December 11, 2000, the Company retained the services of JA&A to assist in identifying areas for cash generation and profit improvement. Subsequent to the completion of this diagnostic phase, the Company modified and extended the retention agreement on January 23, 2001 to assist in the implementation of the plan. Among the targeted areas were spending reductions, improvements in the utilization and effectiveness of support services, including claims processing, the refinement of materials purchasing and inventory management and the consolidation of distribution services. In addition, the Company planned to enhance revenues and cash collections through improved marketing efforts and more efficient billing procedures.

The terms of the engagement provided for payment of JA&A's normal hourly fees plus a success fee if certain defined benefits were achieved. Management elected, at the time the agreement was signed, to pay one-half of any earned success fee in cash, with the remaining one-half of the success fee to be paid through a grant of options to purchase the Company's common stock. All the options were to be granted with an exercise price of $1.40 per share, which was the average closing price of the Company's common stock for all trading days during the period from December 23, 2000 through January 23, 2001. The number of options was to be determined by multiplying the non-cash half of each success fee invoice of JA&A by 1.5 and dividing the product by $1.40. The options were to be granted within 30 days of each invoice, were to be exercisable beginning with the sixth month following each award and were to expire five years from the termination of JA&A's engagement.

JA&A's work was substantially complete on December 31, 2001. As of December 31, 2001, the total hourly cash fees and expenses paid to JA&A were $4.6 million. During the fourth quarter of 2001, JA&A invoiced the Company for the success fees upon the accomplishment of benefits defined in the engagement letter. The Company paid half of the success fee in cash totaling $1.1 million and the remaining half with an option for approximately 1.2 million shares, as determined above, with an estimated fair value of $4.8 million. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model. In addition to the amounts paid to JA&A, the Company incurred $2.2 million in internal costs related to these performance initiatives. As discussed in Note O, during 2002, the Company repurchased 0.6 million of the shares underlying the option. No additional success fees were paid in 2002 and no future service fees are applicable.

Impairment Loss on Assets Held for Sale
On October 9, 2001, the Company completed the sale of substantially all of the manufacturing assets of Seattle Orthopedic Group, Inc., ("SOGI") to United States Manufacturing Company ("USMC"). The purchase price was $20.0 million, of which $3.0 million was placed in an escrow account for a period of up to three years. During the escrow period, the escrowed funds will be released to the Company in amounts and at times that will be determined on the basis of the amount of purchases made by Hanger from USMC under the terms of a separate supply agreement entered into among the parties (see Note K). The Company incurred an impairment loss of $8.1 million on the disposal of SOGI's manufacturing assets, which has been reflected in the Company's statement of operations.

For the year ended December 31, 2001, the results of operations of SOGI's manufacturing activities, including intercompany transactions during that same period were:

	(In thousands)
Net sales	$ 8,633
Cost of goods sold	5,891
Gross profit	2,742
Selling, general and administrative	2,989
Depreciation and amortization	918
Amortization of excess cost over net assets acquired	412
Unusual charges	91
Loss from operations	$ (1,668)

Reconciliation of Loss from SOGI Transaction (In thousands)	
Accounts receivable	$ 1,060
Inventory	3,234
Net fixed assets	4,611
Net intangibles	18,584
Other	61
Liabilities assumed	(1,399)
Net book value	26,151
Net proceeds from assets held for sale	18,078
Loss on sale of assets	$ 8,073

NOTE F – NET INCOME (LOSS) PER COMMON SHARE

Basic per common share amounts are computed using the weighted average number of common shares outstanding during the year. Diluted per common share amounts are computed using the weighted average number of common shares outstanding during the year and dilutive potential common shares. Dilutive potential common shares consist of stock options, stock warrants and redeemable convertible preferred stock and are calculated using the treasury stock method.

Income (loss) per share is computed as follows:

For the Year Ended December 31, (In thousands, except share and per share)	2002	2001	2000
Income (loss) before extraordinary item	$ 26,381	$ (8,883)	$ (13,996)
Less preferred stock dividends declared and accretion	(5,202)	(4,858)	(4,538)
Income (loss) before extraordinary item available to common stockholders used to compute basic and diluted per common share amounts	$ 21,179	$ (13,741)	$ (18,534)
Net income (loss)	$ 23,570	$ (8,883)	$ (13,996)
Less preferred stock dividends declared and accretion	(5,202)	(4,858)	(4,538)
Net income (loss) available to common stockholders used to compute basic and diluted per common share amounts	$ 18,368	$ (13,741)	$ (18,534)
Shares of common stock outstanding used to compute basic per common share amounts	19,535,272	18,920,094	18,910,002
Effect of dilutive options	1,702,492	-	-
Effect of dilutive warrants	219,230	-	-
Shares used to compute dilutive per common share amounts[(1)]	21,456,994	18,920,094	18,910,002
Basic income (loss) per share applicable to common stock	$ 0.94	$ (0.73)	$ (0.98)
Diluted income (loss) per share applicable to common stock	$ 0.86	$ (0.73)	$ (0.98)

(1) Excludes the effect of the conversion of the 7% Redeemable Convertible Preferred Stock into $4.6 million shares of Common Stock as it is considered anti-dilutive For 2001 and 2000, excludes the effect of all dilutive options and warrants as a result of the Company's net loss for the years ended December 31, 2001 and 2000.

Options, outstanding at December 31, 2002, to purchase 1,275,998 shares of common stock are not included in the computation of diluted income per share for the year ended December 31, 2002, as these options are anti-dilutive because the exercise price of the options were greater than the average market price of the Company's common stock during 2002.

Options to purchase — 5,552,217 and 3,345,693 shares of common stock and warrants to purchase 360,001 and 830,650 shares of common stock were outstanding at December 31, 2001 and 2000, respectively, and are not included in the computation of diluted income per share due to the Company's net loss for the years ended December 31, 2001 and 2000.

NOTE G – INVENTORY

Inventories consist of the following:

December 31, (In thousands)	2002	2001
Raw materials	$ 26,905	$ 27,224
Work in-process	19,719	19,908
Finished goods	9,830	8,814
	$ 56,454	$ 55,946

NOTE H – LONG-TERM DEBT

Long-term debt consists of the following:

December 31, (In thousands)	2002	2001
Revolving Credit Facility	$ 15,000	$ 74,800
10 3/8% Senior Notes due 2009(1)	208,398	-
A Term Loan Commitment	-	63,995
B Term Loan Commitment	-	89,592
11 1/4% Senior Subordinated Notes due 2009	150,000	150,000
Subordinated seller notes, non-collateralized, net of unamortized discount of $0.1 million at December 31, 2002 and 2001 with principal and interest payable in either monthly, quarterly or annual installments at effective interest rates ranging from 6% to 12.287%, maturing through December 2011.	9,884	19,440
	383,282	397,827
Less current portion	(5,181)	(30,512)
	$378,101	$367,315

(1) Includes an $8.4 million fair value adjustment related to the interest rate swap.

The Revolving Credit Facility, Tranche A Term Loan Commitment, and Tranche B Term Commitment outstanding as of December 31, 2001 were subsequently prepaid in full and the agreements were terminated on February 15, 2002. Prior to its termination, as stated in the Amended Credit Facility, the Revolving Credit Facility outstanding as of December 31, 2001 carried an interest rate of LIBOR plus 3.50%, or ABR plus 2.50%, and would have matured on July 1, 2005. The Tranche A Term Facility carried an interest rate of LIBOR plus 3.50%, or ABR plus 2.50% and would have matured on July 1, 2005. As of December 31, 2001, the Tranche A Term Facility had required quarterly principal payments of $4.6 million. The Tranche B Term Facility carried an interest rate of LIBOR plus 4.50%, or ABR plus 3.50% and would have matured on January 1, 2007. At December 31, 2001, the Tranche B Term Facility had required quarterly principal payments of $0.2 million through July 1, 2005 and of $14.4 million through January 1, 2007.

On February 15, 2002, the Company sold $200.0 million principal amount of its 10 3/8% Senior Notes due 2009 (the "Senior Notes") and established a new $75.0 million senior secured revolving line of credit (the "New Revolving Credit Facility"). The Senior Notes were issued under an indenture, dated as of February 15, 2002, with Wilmington Trust Company, as trustee. The Company used the $194.0 million net proceeds from the sale of the Senior Notes, along with approximately $36.9 million from the New Revolving Credit Facility, to retire approximately $228.4 million of indebtedness, plus related fees and expenses, outstanding under the Company's previously existing revolving credit and term loan facilities

The Senior Notes mature on February 15, 2009, are senior indebtedness and are guaranteed on a senior unsecured basis by all of the Company's current and future domestic subsidiaries. Interest is payable semi-annually on

February 15 and August 15, commencing August 15, 2002. The Senior Notes do not require any prepayments of principal prior to maturity. The New Revolving Credit Facility matures on February 15, 2007 and carries an interest rate, at our option, of LIBOR plus a variable margin rate or the Base Rate (as defined in the New Revolving Credit Facility) plus a variable margin rate. In each case, the variable margin rate is subject to adjustments based on financial performance. At December 31, 2002 the interest rates have been adjusted to LIBOR plus 3.00% or the Base Rate plus 2.00%. The obligations under the New Revolving Credit Facility are guaranteed by the Company's subsidiaries and are secured by a first priority perfected security interest in the Company's subsidiaries' shares, all of the Company's assets and all of the assets of the Company's subsidiaries. The Company can prepay borrowings under the New Revolving Credit Facility at any time without premium or penalty.

Before February 15, 2005, the Company may redeem up to 35% of the aggregate principal amount of the Senior Notes at a redemption price of 110.375% of the principal amount thereof, plus interest, with the proceeds of certain equity offerings, provided at least 65% of the aggregate principal amount of the Senior Notes remains outstanding after redemption.

Beginning February 15, 2006 through the date of maturity, the Company may redeem all or part of the Senior Notes, at a redemption price as a percentage of the principal amount, plus accrued and unpaid interest, if any. For the twelve-month periods commencing on February 15, 2006 and 2007, the percentage would be 105.188% and 102.594%, respectively. Commencing on February 15, 2008 through the date of maturity, the percentage would be 100%.

The New Revolving Credit Facility requires compliance with various financial covenants, including a minimum consolidated interest coverage ratio, minimum consolidated EBITDA, a maximum total leverage ratio, a maximum senior secured leverage ratio and a minimum fixed charge coverage ratio, as well as other covenants. As of December 31, 2002, the Company was in compliance with these covenants.The Company assesses, on a quarterly basis, its compliance with these covenants and monitors any matters critical to continue its compliance. The New Revolving Credit Facility contains customary events of default and is subject to various mandatory prepayments and commitment reductions.

As a result of retiring the previously existing indebtedness, the Company wrote off $4.6 million in unamortized debt issuance costs that had previously been included in other assets. The extraordinary item for the year ended December 31, 2002 consists of such costs, offset by a tax benefit of $1.8 million.

In March 2002, the Company entered into two fixed-to-floating interest rate swaps with an aggregate notional amount of $100.0 million in connection with the sale of the Senior Notes and in order to mitigate its interest rate risk. Under the interest rate swap agreements, the Company will receive amounts based on a fixed interest rate of 10 3/8% per annum. In return, the Company will pay amounts based on a variable interest rate based on the six-month LIBOR plus a spread between 492 and 497 basis points. The Company will receive and pay these amounts semiannually through the maturity date of February 15, 2009. The terms of these agreements are identical to the Senior Notes.

The $150.0 million in Senior Subordinated Notes bears interest at 11.25%, and matures on June 15, 2009. Interest is payable on June 15 and December 15. Beginning June 15, 2004 through the date of maturity, the Company may redeem all or part of the Senior Subordinated Notes, at a redemption price as a percentage of the principal amount, plus accrued and unpaid interest, if any. For the twelve-month periods commencing on June 15, 2004, 2005, 2006 and 2007, the percentage would be 105.625%, 104.219%, 102.813% and 101.406%, respectively. Commencing on June 15, 2008 through the date of maturity, the percentage would be 100%.

Upon the occurrence of certain specified change of control events, unless the Company has exercised its option to redeem all the Senior Notes and Senior Subordinated Notes, as described above, each holder of a Senior Note will have the right to require the Company to repurchase all or a portion of such holder's Senior Notes at a purchase price in cash equal to 101% of the principal amount, plus accrued and unpaid interest, if any, to the date of repurchase. The terms of the Senior Notes, Senior Subordinated Notes, and the New Revolving Credit Facility limit the Company's ability to, among other things, incur additional indebtedness, create liens, pay dividends on or redeem capital stock, make certain investments, make restricted payments, make certain dispositions of assets, engage in transactions with affiliates, engage in certain business activities and engage in mergers, consolidations and certain sales of assets.

Maturities of long-term debt at December 31, 2002 are as follows:

	(In thousands)
2003	$ 5,181
2004	1,823
2005	920
2006	601
2007	15,605
Thereafter	350,754
	$374,884

As of December 31, 2002, the Company had available borrowings of $60.0 million under the New Revolving Credit Facility.

NOTE I – INCOME TAXES

The provisions (benefit) for income taxes consisted of the following:

For the Year Ended December 31, (In thousands)	2002	2001	2000
Current:			
Federal	$ 1,845	$ 383	$ (194)
State	1,255	852	1,897
Total	3,100	1,235	1,703
Deferred:			
Federal and State [1]	14,847	(328)	(3,200)
Provision (benefit) for income taxes	$ 17,947	$ 907	$ (1,497)

(1) For the year ended December 31, 2002, $2.1 million related to the exercise of non-qualified stock option has been recorded as additional paid-in capital and $1.9 million of deferred tax liabilities associated with the unamortized portion of workforce intangibles has been reclassified against goodwill.

A reconciliation of the federal statutory tax rate to the effective tax rate is as follows:

For the Year Ended December 31,	2002	2001	2000
Federal statutory tax rate (benefit)	35.0%	(35.0)%	(35.0)%
Increase in taxes resulting from:			
State income taxes (net of federal effect)	5.3	8.1	6.8
Amortization of the excess cost over net assets acquired	-	32.3	16.0
Other, net	0.2	6.0	2.5
Provision (benefit) for income taxes	40.5%	11.4%	(9.7)%

Temporary differences and carryforwards which give rise to deferred tax assets and liabilities are as follows:

December 31, (In thousands)	2002	2001
Deferred tax liabilities:		
Book basis in excess of tax	$ 958	$ 958
Property, plant, and equipment	25,963	22,541
Debt issue costs	435	548
Acquisition costs	2,856	2,448
Other	448	-
	30,660	26,495
Deferred tax assets:		
Net operating loss	4,859	3,678
Accrued expenses	2,106	8,020
Reserve for bad debts	3,631	7,519
Other	1,708	52
Inventory capitalization and reserves	1,977	1,688
	14,281	20,957
Net deferred tax liabilities	$ (16,379)	$ (5,538)

For Federal tax purposes at December 31, 2002, the Company has available approximately $11.4 million of net operating loss carryforwards expiring from 2020 through 2022.

NOTE J – DEFERRED COMPENSATION

In conjunction with the acquisition of J.E. Hanger, Inc. of Georgia ("JEH") in 1996, the Company assumed the unfunded deferred compensation plan that had been established for certain key JEH officers. The plan accrues benefits ratably over the period of active employment from the time the contract is entered into to the time the participant retires. Participation had been determined by JEH's Board of Directors. The Company has purchased individual life insurance contracts with respect to each employee covered by this plan. The Company is the owner and beneficiary of the insurance contracts. The liability related to the deferred compensation arrangements amounted to approximately $1.0 million and $1.1 million at December 31, 2002 and 2001, respectively.

NOTE K – COMMITMENTS AND CONTINGENT LIABILITIES

Commitments

In October 2001, the Company entered into a Supply Agreement with USMC, under which it agreed to purchase certain products and components for use solely by the Company's patient care centers during a five-year period following the date of the agreement.The Company satisfied its obligation to purchase from USMC at least $7.5 million of products and components during the first year following the date of the agreement. Accordingly, on November 1, 2002, the escrow agent released $1.0 million in escrowed funds to the Company for the satisfaction of such first-year purchase obligations.

In addition, the Company is obligated to purchase from USMC at least $8.5 million and $9.5 million of products and components during the second and third years following the agreement, respectively, subject to certain adjustments. However, in the event purchases during each of the fourth and fifth years are less than approximately $8.7 million, the Company shall pay USMC an amount equal to $0.1 million multiplied by the number of $1.0 million units by which actual purchases during each of the fourth and fifth years are less than approximately $8.7 million.

Contingencies

The Company is subject to legal proceedings and claims which arise in the ordinary course of its business, including additional payments under business purchase agreements. Many of these legal proceedings and claims existed in the NovaCare O&P business prior to the Company's acquisition of NovaCare O&P. In the opinion of management, the amount of ultimate liability, if any, with respect to these actions will not have a materially adverse effect on the financial position, liquidity or results of operations of the Company.

On November 28, 2000, a class action complaint (Norman Ottmann v. Hanger Orthopedic Group, Inc., Ivan R. Sabel and Richard A. Stein; Civil Action No. 00CV3508) was filed against the Company in the United States District Court for the District of Maryland on behalf of all purchasers of our common stock from November 8, 1999 through and including January 6, 2000. The complaint also names as defendants Ivan R. Sabel, the Company's Chairman of the Board and Chief Executive Officer (and then President), and Richard A. Stein, the Company's former Chief Financial Officer, Secretary and Treasurer (the "Class Action Lawsuit").

The complaint alleges that during the above period of time, the defendants violated Section 10(b) and 20(a) of the Securities Exchange Act of 1934 by, among other things, knowingly or recklessly making material misrepresentations concerning the Company's financial results for the quarter ended September 30, 1999, and the progress of the Company's efforts to integrate the recently-acquired operations of NovaCare O&P. The complaint further alleges that by making those material misrepresentations, the defendants artificially inflated the price of the Company's common stock. The plaintiff seeks to recover damages on behalf of all of the class members.

The Class Action Lawsuit has been dismissed by the District Court for failure to comply with statutory requirements. On November 5, 2002, plaintiffs filed a notice of appeal to the United States Court of Appeals for the Fourth Circuit.

The Company believes that the allegations have no merit and is vigorously defending the Class Action Lawsuit. Additionally, the Company believes that it is remote that any claims would result from this action and therefore, no related liabilities have been recorded.

Guarantees and Indemnifications

In the ordinary course of its business, the Company may enter into service agreements with service providers in which it agrees to indemnify or limit the service provider against certain losses and liabilities arising from the service provider's performance of the agreement. In connection with the disclosure provisions of FASB Interpretation No.45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, the Company has reviewed its existing contracts containing indemnification or clauses of guarantees. The Company does not believe that its liability under such agreements will result in any material liability.

NOTE L – OPERATING LEASES

The Company leases office space under noncancellable operating leases. Future minimum rental payments, by year and in the aggregate, under operating leases with terms of one year or more consist of the following at December 31, 2002:

	(In thousands)
2003	$ 21,663
2004	17,161
2005	12,859
2006	8,612
2007	5,357
Thereafter	7,293
	$ 72,945

Rent expense was approximately $24.1 million, $23.9 million and $23.7 million for the years ended December 31, 2002, 2001 and 2000 respectively.

NOTE M – PENSION AND PROFIT SHARING PLANS

The Company maintains a 401(k) Savings and Retirement plan to cover all of the employees of the Company. The Company may make discretionary contributions. Under this 401(k) plan, employees may defer such amounts of their compensation up to the levels permitted by the Internal Revenue Service. During 2002, 2001, and 2000, the Company recorded contributions of $1.6 million, $1.2 million, and $1.4 million under this plan, respectively.

NOTE N – REDEEMABLE PREFERRED STOCK

The Company has 10.0 million authorized shares of preferred stock, par value $0.01 per share, which may be issued in various classes with different characteristics.

The Company issued $60.0 million of 7% Redeemable Preferred Stock on July 1, 1999 in connection with its acquisition of NovaCare O&P. The 60,000 outstanding shares of 7% Redeemable Preferred Stock are convertible into shares of our non-voting common stock at a price of $16.50 per share, subject to adjustment. The Company is entitled to require that the 7% Redeemable Preferred Stock be converted into non-voting common stock on and after July 2, 2002, if the average closing price of the common stock for 20 consecutive trading days is equal to or greater than 175% of the conversion price. The 7% Redeemable Preferred Stock will be mandatorily redeemable on July 1, 2010 at a redemption price equal to the liquidation preference plus all accrued and unpaid dividends. In the event of a change in control of the Company, the Company must offer to redeem all of the outstanding 7% Redeemable Preferred Stock at a redemption price equal to 101% of the sum of the per share liquidation preference thereof plus all accrued and unpaid dividends through the date of payment. The 7% Redeemable Preferred Stock accrues annual dividends, compounded quarterly, equal to 7%, is subject to put rights and will not require redemption prior to maturity on July 1, 2010. As of December 31, 2002, the shares of 7% Redeemable Preferred Stock have an aggregate redemption balance of $76.5 million.

NOTE O – WARRANTS AND OPTIONS

Warrants

Prior to 2000, the Company issued warrants to purchase shares of its common stock to the holders of certain notes. At December 31, 2000, warrants to purchase 830,650 shares, at a weighted average exercise price of $5.55, were outstanding. During 2001, the Company issued 70,575 shares of its common stock in connection with a cashless exercise of warrants to purchase 225,914 shares. On December 31, 2001, 244,735 warrants expired. As of December 31, 2002 and 2001, warrants to purchase 360,001 shares, at a weighted average exercise price of $5.00, were outstanding and exercisable. As of December 31, 2002, these warrants have a weighted average remaining contractual life of 3.84 years. On February 27, 2003, the holder exercised their option and the Company issued a net 193,327 shares to satisfy their option with a cashless exercise.

Options

Under the Company's 2002 Stock Option Plan, 1.5 million shares of common stock were authorized for issuance. Options may be granted only at an exercise price not less than the fair market value of the Common Stock on the date of grant and may expire no later than ten years after grant. Vesting and expiration periods were established by the Compensation Committee of the Board of Directors, generally with vesting of four years following grant and generally with expirations of ten years after grant.

Under the Company's 1993 Non-Employee Director Stock Option Plan ("Director Plan"), 250,000 shares of Common Stock are authorized for issuance to directors of the Company who are not employed by the Company or any affiliate of the Company. Under this plan, an option to purchase 5,000 shares of Common Stock is granted automatically on an annual basis to each eligible director on the third business day following the date of each Annual Meeting of Stockholders of the Company at which the eligible director is elected. The exercise price of each option is equal to 100% of the fair market value of the Common Stock on the date of grant. Each option vests at the rate of 25% each year for the first four years after the date of grant of the option and each such option expires ten years from the date of grant; provided, however, that in the event of termination of a director's service other than by reason of total and permanent disability or death, then the outstanding options of such holder expire three months after such termination. Outstanding options remain exercisable for one year after termination of service by reason of total and permanent disability or death. The number of shares that remain available for grant at December 31, 2002 and 2001 were 20,000 and 32,500, respectively.

Under the Company's expired 1991 Stock Option Plan ("1991 Plan"), 8.0 million shares of Common Stock were authorized for issuance. Under the 1991 Plan, options were granted at an exercise price not less than the fair market value of the Common Stock on the date of grant. Vesting and expiration periods were established by the Compensation Committee of the Board of Directors, generally with vesting from three to four years following grant and generally with expirations of eight to ten years after grant. As of December 31, 2002, options for 2,915,570 remained outstanding.

The following is a summary of option transactions and exercise prices:

	STOCK OPTION PLANS		DIRECTOR PLAN	
	Shares	Weighted Average Price	Shares	Weighted Average Price
Outstanding at December 31, 1999	2,422,188	$12.57	160,750	$10.00
Granted	1,304,497	$ 4.63	35,000	$ 5.19
Terminated	(568,492)	$ 8.26	(8,250)	$ 6.00
Outstanding at December 31, 2000	3,158,193	$ 9.54	187,500	$ 9.40
Granted	2,515,733	$ 1.67	30,000	$ 1.65
Terminated	(1,545,346)	$ 7.66	-	$ -
Exercised	(77,299)	$ 3.23	-	$ -
Outstanding at December 31, 2001	4,051,281	$ 7.12	217,500	$ 8.38
Granted	405,998	$14.94	30,000	$14.00
Terminated	(523,378)	$11.08	(12,500)	$ 8.99
Exercised	(612,333)	$ 5.28	(5,000)	$ 3.42
Outstanding at December 31, 2002	3,321,568	$ 6.98	230,000	$ 8.50

The following is a summary of the options exercisable:

	1991 Plan	Director Plan	2002 Plan	Non-qualified
At December 31, 2002	1,673,112	140,000	-	40,417
At December 31, 2001	1,727,873	136,250	-	-
At December 31, 2000	1,188,951	105,000	-	-

Under the agreement with JA&A discussed in Note E, in December 2001, the Company issued to JA&A a non-qualified option to purchase 1.2 million shares of the its common stock at an exercise price of $1.40 per share. The option was valued using a Black-Scholes option-pricing model, and an expense of $4.8 million was recorded with an increase in additional paid-in capital. The option was exercisable beginning with the sixth month following each award and will expire five years from the termination of JA&A's engagement. As of December 31, 2001, the option was outstanding with no shares being exercisable.

During 2002, the Company agreed to repurchase 601,218 of the shares underlying such previously granted option for a payment of $3.98 per share, or a total of $2,392,704, which was paid during the third quarter of 2002 and recorded as a reduction in additional paid-in capital. On July 23, 2002, shares of the Company's common stock opened for trading at $12.00 per share. In accordance with our agreement with JA&A, the Company filed a Registration Statement on Form S-3 with the Securities and Exchange Commission to register the remaining 601,218 shares underlying the outstanding option in order to permit JA&A to sell the shares of the Company's stock that it may acquire upon exercise of the option. Under the agreement with the Company on July 23, 2002, in accordance with the sale of any shares that JA&A may acquire by exercise of the option, JA&A has agreed to limit such sales to 40,000 shares in any calendar week. Through December 31, 2002, all options were exercised and the Company has issued 601,218 shares of its common stock pursuant to the exercises.

Under an employment agreement, in October 2001, the Company issued to its Chief Financial Officer a non-qualified option to purchase 75,000 shares of its common stock at an exercise price of $5.50 per share. Similarly, under an employment agreement, in January 2002, the Company issued to its President and Chief Operating Officer a non-qualified option to purchase 350,000 shares of its common stock at an exercise price of $6.02 per share. In addition, the Company has issued to other employees non-qualified options to purchase an aggregate of 80,000 shares of its common stock at a weighted average exercise price of $8.73 per share. These options were granted at fair market value on the date of grant.

The following table summarizes information concerning outstanding and exercisable options as of December 31, 2002:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
Range of Exercise Prices	Number of Options or Awards	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Options or Awards	Weighted Average Exercise Price
$ 1.640 to $ 1.650	1,103,020	6.48	$ 1.64	277,479	$ 1.64
$ 2.810 to $ 6.000	948,727	5.09	$ 4.69	544,726	$ 4.67
$ 6.020 to $ 8.750	496,669	6.06	$ 6.16	146,669	$ 6.49
$ 9.200 to $ 13.800	312,154	5.83	$ 11.34	212,154	$ 11.52
$ 13.875 to $ 14.230	636,998	6.32	$ 14.17	288,876	$ 14.16
$ 14.750 to $ 22.500	559,000	6.53	$ 17.38	383,625	$ 17.83
$ 1.640 to $ 22.500	4,056,568	6.04	$ 7.79	1,853,529	$ 9.35

NOTE P – SEGMENT AND RELATED INFORMATION

The Company has identified two reportable segments in which it operates based on the products and services it provides. The Company evaluates segment performance and allocates resources based on the segments' EBITDA. EBITDA is defined as net income (loss) before extraordinary item, interest, taxes, depreciation and amortization, and unusual charges consisting of impairment loss on assets held for sale, and integration, impairment, restructuring, and performance improvement costs. EBITDA, as used by management to evaluate segment performance, is not a measure of performance under GAAP. Other EBITDA not directly attributable to reportable segments is primarily related to corporate general and administrative expenses.

The reportable segments are: (i) patient care centers; (ii) distribution; and (iii) manufacturing (discontinued October 9, 2001 upon sale of substantially all of the manufacturing assets of Seattle Orthopedic Group, Inc.). On June 1, 2001, in anticipation of the sale of the manufacturing segment, the Company transferred the Sea-Fab operations from the manufacturing to the practice management and patient care centers segment. Accordingly, previously reported amounts for 2000 have been recast to be consistent with the reporting in 2001 and 2002. The reportable segments are described further below:

Patient Care Centers

This segment consists of the Company's owned and operated O&P patient care centers, fabrication centers of O&P components and OPNET. The patient care centers provide services to design and fit orthotic and prosthetic devices to patients. These centers also instruct patients in the use, care and maintenance of the devices. Fabrication centers are involved in the fabrication of O&P components for both the O&P industry and the Company's own patient care practices. OPNET is a national managed care agent for O&P services and a patient referral clearing house.

Distribution

This segment distributes purchased O&P products and components to both the O&P industry and the Company's own patient care practices.

Manufacturing

This previously reportable segment consisted of the manufacture of components and finished patient care products for both the O&P industry and the Company's own patient care practices.

The accounting policies of the segments are the same as those described in the summary of "Significant Accounting Policies."

Summarized financial information concerning the Company's reportable segments is shown in the following table. Intersegment sales mainly include sales of O&P components from the manufacturing and distribution segments to the patient care centers segment and were made at prices which approximate market values.

(In thousands)	Patient Care Centers	Distribution	Manufacturing	Other	Total
2002					
Net sales					
Customers	$ 496,031	$ 29,503	$ -	$ -	$ 525,534
Intersegments	-	53,182	-	(53,182)	-
EBITDA	104,280	9,877	-	(19,763)	94,394
Total assets	576,078	25,775	-	110,373	712,226
Capital expenditures	7,766	86	-	1,260	9,112
2001					
Net sales					
Customers	$ 473,877	$ 29,292	$ 4,884	$ -	$ 508,053
Intersegments	-	53,202	3,749	(56,951)	-
EBITDA	98,029	5,899	(247)	(19,468)	84,213
Total assets	512,379	25,838	-	161,690	699,907
Capital expenditures	4,669	271	383	1,374	6,697
2000					
Net sales					
Customers	$ 448,852	$ 28,999	$ 8,180	$ -	$ 486,031
Intersegments	9,226	51,427	5,877	(66,530)	-
EBITDA	71,179	6,677	938	(21,523)	57,271
Total assets	495,942	20,823	8,731	236,322	761,818
Capital expenditures	6,486	114	765	2,480	9,845

"Other" EBITDA presented in the preceding table consists of corporate general and administrative expenses.

The following table reconciles EBITDA to consolidated net income (loss):

For the Year Ended December 31, (In thousands)	2002	2001	2000
EBITDA	$ 94,394	$ 84,213	$ 57,271
Depreciation and amortization	9,892	24,686	23,328
Unusual charges	1,860	24,438	2,364
Interest expense, net	38,314	43,065	47,072
Provision (benefit) for income taxes	17,947	907	(1,497)
Extraordinary item	2,811	-	-
Net income	$ 23,570	$ (8,883)	$ (13,996)

The following table presents the details of "Other" total assets:

December 31, (In thousands)	2002	2001	2000
Corporate intercompany receivable from:			
Patient Care Centers segment	$ 76,711	$133,195	$159,416
Manufacturing segment	-	-	21,926
Distribution segment	(11,374)	(11,428)	(588)
Other	45,036	39,923	55,568
	$110,373	$161,690	$236,322

"Other" total assets presented in the preceding table primarily consist of corporate cash and deferred taxes not specifically identifiable to the reportable segments.

The Company's foreign and export sales and assets located outside of the United States are not significant. Additionally, no single customer accounted for more than 10% of revenues in 2002, 2001 or 2000.

NOTE Q – CONSOLIDATING FINANCIAL INFORMATION

The Company's Senior Notes and Senior Subordinated Notes are guaranteed fully, jointly and severally, and unconditionally by all of the Company's current and future domestic subsidiaries. The following is summarized condensed consolidating financial information, as of December 31, 2002 and 2001 and for the three years in the period ended December 31, 2002, of the Company, segregating the parent company (Hanger Orthopedic Group) and its guarantor subsidiaries, as each of the Company's subsidiaries is wholly-owned.

BALANCE SHEET, December 31, 2002 (In thousands)	Hanger Orthopedic Group (Parent Company)	Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Totals
Assets				
Cash and cash equivalents	$ 570	$ 5,996	$ -	$ 6,566
Accounts receivable	-	107,604	-	107,604
Inventories	-	56,454	-	56,454
Prepaid expenses, other assets, and income taxes receivable	8,865	6,567	-	15,432
Intercompany receivable	513,802	-	(513,802)	-
Deferred income taxes	6,586	-	-	6,586
Total current assets	529,823	176,621	(513,802)	192,642
Property, plant and equipment, net	4,633	30,913	-	35,546
Intangible assets, net	-	459,816	-	459,816
Investment in subsidiaries	98,258	-	(98,258)	-
Other assets	22,465	1,757	-	24,222
Total assets	$ 655,179	$ 669,107	$ (612,060)	$ 712,226
Liabilities, Redeemable Preferred Stock, and Shareholders' Equity				
Current portion of long-term debt	$ -	$ 5,181	$ -	$ 5,181
Accounts payable	334	14,542	-	14,876
Accrued expenses	4,446	1,014	-	5,460
Accrued interest payable	7,340	167	-	7,507
Accrued compensation related cost	3,062	29,888	-	32,950
Total current liabilities	15,182	50,792	-	65,974
Long-term debt, less current portion	373,398	4,703	-	378,101
Deferred income taxes	22,965	-	-	22,965
Intercompany payable	-	513,802	(513,802)	-
Other liabilities	26	1,552	-	1,578
Total liabilities	411,571	570,849	(513,802)	468,618
Redeemable preferred stock	75,941	-	-	75,941
Common stock	203	35	(35)	203
Additional paid-in capital	150,287	7,460	(7,460)	150,287
Retained earnings (accumulated deficit)	17,833	91,303	(91,303)	17,833
Treasury stock	(656)	(540)	540	(656)
Total shareholders' equity	167,667	98,258	(98,258)	167,667
Total liabilities, redeemable preferred stock, and shareholders' equity	$ 655,179	$ 669,107	$ (612,060)	$ 712,226

BALANCE SHEET, December 31, 2001 (In thousands)	Hanger Orthopedic Group (Parent Company)	Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Totals
Assets				
Cash and cash equivalents	$ (212)	$ 10,255	$ -	$ 10,043
Accounts receivable	-	104,040	-	104,040
Inventories	-	55,946	-	55,946
Prepaid expenses, other assets, and income taxes receivable	591	4,310	-	4,901
Intercompany receivable	126,124	-	(126,124)	-
Deferred income taxes	20,957	-	-	20,957
Total current assets	147,460	174,551	(126,124)	195,887
Property, plant and equipment, net	4,767	33,011	-	37,778
Intangible assets, net	(156)	452,536	-	452,380
Investment in subsidiaries	60,673	-	(60,673)	-
Other assets[1]	417,672	(403,810)	-	13,862
Total assets	$ 630,416	$ 256,288	$ (186,797)	$ 699,907
Liabilities, Redeemable Preferred Stock, and Shareholders' Equity				
Current portion of long-term debt	$ 19,199	$ 11,313	$ -	$ 30,512
Accounts payable	520	16,381	-	16,901
Accrued expenses	4,586	3,610	-	8,196
Accrued interest payable	1,577	440	-	2,017
Accrued compensation related cost	2,438	26,607	-	29,045
Total current liabilities	28,320	58,351	-	86,671
Long-term debt, less current portion[1]	359,188	8,127	-	367,315
Deferred income taxes	26,495	-	-	26,495
Intercompany payable	-	126,124	(126,124)	-
Other liabilities	-	3,013	-	3,013
Total liabilities	414,003	195,615	(126,124)	483,494
Redeemable preferred stock	70,739	-	-	70,739
Common stock	191	35	(35)	191
Additional paid-in capital	146,674	7,461	(7,461)	146,674
Retained earnings (accumulated deficit)	(535)	53,717	(53,717)	(535)
Treasury stock	(656)	(540)	540	(656)
Total shareholders' equity	145,674	60,673	(60,673)	145,674
Total liabilities, redeemable preferred stock, and shareholders' equity	$ 630,416	$ 256,288	$ (186,797)	$ 699,907

(1) Other assets of the parent company and long-term debt of the guarantor subsidiaries include a $406.7 million note payable from a subsidiary to the parent.

STATEMENTS OF OPERATIONS (In thousands)	Hanger Orthopedic Group (Parent Company)	Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Totals
Year Ended December 31, 2002				
Net sales	$ -	$ 525,535	$ -	$ 525,535
Cost of goods sold (exclusive of depreciation and amortization)	-	241,372	-	241,372
Gross profit	-	284,163	-	284,163
Selling, general and administrative	19,762	170,007	-	189,769
Depreciation and amortization	1,339	8,553	-	9,892
Unusual charges	-	1,860	-	1,860
Income (loss) from operations	(21,101)	103,743	-	82,642
Interest income (expense), net	(6,207)	(32,107)	-	(38,314)
Equity in earnings of subsidiaries	71,636	-	(71,636)	-
Income (loss) before taxes	44,328	71,636	(71,636)	44,328
Provision for income taxes	17,947	-	-	17,947
Income (loss) before extraordinary item	26,381	71,636	(71,636)	26,381
Extraordinary item	(2,811)	-	-	(2,811)
Net income (loss)	$ 23,570	$ 71,636	$ (71,636)	$ 23,570
Year Ended December 31, 2001				
Net sales	$ -	$ 508,053	$ -	$ 508,053
Cost of goods sold (exclusive of depreciation and amortization)	-	240,868	-	240,868
Gross profit	-	267,185	-	267,185
Selling, general and administrative	19,468	163,504	-	182,972
Depreciation and amortization	1,666	9,947	-	11,613
Amortization of excess cost over net assets acquired	(5)	13,078	-	13,073
Unusual charges	11,470	12,968	-	24,438
Income (loss) from operations	(32,599)	67,688	-	35,089
Interest income (expense), net	7,452	(50,517)	-	(43,065)
Equity in earnings of subsidiaries	17,171	-	(17,171)	-
Income (loss) before taxes	(7,976)	17,171	(17,171)	(7,976)
Provision for income taxes	907	-	-	907
Net income (loss)	$ (8,883)	$ 17,171	$ (17,171)	$ (8,883)

STATEMENTS OF OPERATIONS (In thousands)	Hanger Orthopedic Group (Parent Company)	Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Totals
Year Ended December 31, 2000				
Net sales	$ -	$ 486,031	$ -	$ 486,031
Cost of goods sold (exclusive of depreciation and amortization)	-	251,368	-	251,368
Gross profit	-	234,663	-	234,663
Selling, general and administrative	21,523	155,869	-	177,392
Depreciation and amortization	1,100	9,203	-	10,303
Amortization of excess cost over net assets acquired	(5)	13,030	-	13,025
Unusual charges	1,298	1,066	-	2,364
Income (loss) from operations	(23,916)	55,495	-	31,579
Interest income (expense), net	3,379	(50,451)	-	(47,072)
Equity in earnings of subsidiaries	5,044	-	(5,044)	-
Income (loss) before taxes	(15,493)	5,044	(5,044)	(15,493)
Benefit for income taxes	(1,497)	-	-	(1,497)
Net income (loss)	$ (13,996)	$ 5,044	$ (5,044)	$ (13,996)

STATEMENTS OF CASH FLOWS (In thousands)	Hanger Orthopedic Group (Parent Company)	Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Totals
Year Ended December 31, 2002				
Cash flows from operating activities:				
Net cash provided by (used in) operating activities	$ (10,317)	$ 57,851	$ -	$ 47,534
Cash flows from investing activities:				
Purchase of property, plant and equipment	(1,260)	(7,852)	-	(9,112)
Acquisitions, net of cash acquired, and earnouts	-	(10,407)	-	(10,407)
Dividend distribution from HSC	34,052	(34,052)	-	-
Proceeds from sale of certain assets, net of cash	-	1,507	-	1,507
Net cash provided by (used in) investing activities	32,792	(50,804)	-	(18,012)
Cash flows from financing activities:				
Borrowings under revolving credit agreement	46,975	-	-	46,975
Repayments under revolving credit agreement	(106,775)	-	-	(106,775)
Proceeds from sale of Senior Notes	200,000	-	-	200,000
Repayment and termination of bank loans	(153,587)	-	-	(153,587)
Scheduled repayment of long-term debt	-	(11,306)	-	(11,306)
Increase in financing costs	(9,831)	-	-	(9,831)
Proceeds from issuance of common stock	3,918	-	-	3,918
Repurchase of outstanding stock options	(2,393)	-	-	(2,393)
Net cash used in financing activities	(21,693)	(11,306)	-	(32,999)
Net increase (decrease) in cash and cash equivalents	782	(4,259)	-	(3,477)
Cash and cash equivalents, beginning of period	(212)	10,255	-	10,043
Cash and cash equivalents, end of period	$ 570	$ 5,996	$ -	$ 6,566

STATEMENTS OF CASH FLOWS (In thousands)	Hanger Orthopedic Group (Parent Company)	Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Totals
Year Ended December 31, 2001				
Cash flows from operating activities:				
Net cash provided by operating activities	$ 39,318	$ 11,848	$ -	$ 51,166
Cash flows from investing activities:				
Purchase of property, plant and equipment	(1,374)	(5,323)	-	(6,697)
Acquisitions, net of cash acquired, and earnouts	-	(8,277)	-	(8,277)
Proceeds from sale of certain assets, net of cash	-	16,079	-	16,079
Net cash provided by (used in) investing activities	(1,374)	2,479	-	1,105
Cash flows from financing activities:				
Borrowings under revolving credit agreement	6,000	-	-	6,000
Repayments under revolving credit agreement	(15,900)	-	-	(15,900)
Repayment and termination of bank loans	(38,163)	-	-	(38,163)
Scheduled repayment of long-term debt	-	(13,912)	-	(13,912)
Increase in financing costs	(1,172)	-	-	(1,172)
Proceeds from issuance of common stock	250	-	-	250
Net cash used in financing activities	(48,985)	(13,912)	-	(62,897)
Net increase (decrease) in cash and cash equivalents	(11,041)	415	-	(10,626)
Cash and cash equivalents, beginning of period	10,829	9,840	-	20,669
Cash and cash equivalents, end of period	$ (212)	$ 10,255	$ -	$ 10,043
Year Ended December 31, 2000				
Cash flows from operating activities:				
Net cash provided by (used in) operating activities	$ (1,840)	$ 5,447	$ -	$ 3,607
Cash flows from investing activities:				
Purchase of property, plant and equipment	(2,480)	(7,365)	-	(9,845)
Acquisitions, net of cash acquired, and earnouts	-	(9,958)	-	(9,958)
Cash received pursuant to purchase price adjustment	-	24,700	-	24,700
Purchase of other intangible assets	-	(273)	-	(273)
Net cash provided by (used in) investing activities	(2,480)	7,104	-	4,624
Cash flows from financing activities:				
Borrowings under revolving credit agreement	54,300	-	-	54,300
Repayments under revolving credit agreement	(24,600)	-	-	(24,600)
Repayment and termination of bank loans	(8,250)	-	-	(8,250)
Scheduled repayment of long-term debt	-	(13,521)	-	(13,521)
Increase in financing costs	(1,226)	-	-	(1,226)
Net cash provided by (used in) financing activities	20,224	(13,521)	-	6,703
Net increase (decrease) in cash and cash equivalents	15,904	(970)	-	14,934
Cash and cash equivalents, beginning of period	(5,075)	10,810	-	5,735
Cash and cash equivalents, end of period	$ 10,829	$ 9,840	$ -	$ 20,669

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Hanger Orthopedic Group, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of Hanger Orthopedic Group, Inc. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note B to the consolidated financial statements, the Company adopted the Financial Accounting Standards Board Statement No. 142, *(Goodwill and Other Intangible Assets)*, effective January 1, 2002.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
McLean, Virginia
February 27, 2003

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Our Common Stock has been listed and traded on the New York Stock Exchange since December 15, 1998, under the symbol "HGR." The following table sets forth the high and low intra-day sale prices for the Common Stock for the periods indicated as reported on the New York Stock Exchange:

Year Ended December 31, 2001	High	Low
First Quarter	$ 2.25	$ 0.98
Second Quarter	2.70	1.06
Third Quarter	4.25	2.40
Fourth Quarter	6.80	3.30
Year Ended December 31, 2002		
First Quarter	$10.35	$ 6.02
Second Quarter	15.19	11.05
Third Quarter	17.70	10.50
Fourth Quarter	16.74	12.49

At March 17, 2003, there were approximately 414 holders of record of our Common Stock.

DIVIDEND POLICY

We have never paid cash dividends on our Common Stock and intend to continue this policy for the foreseeable future. We plan to retain earnings for use in our business. The terms of our agreements with our financing sources and certain other agreements prohibit the payment of dividends on our Common Stock and Preferred Stock and such agreements will continue to prohibit the payment of dividends in the future. Any future determination to pay cash dividends will be at the discretion of our Board of Directors and will be dependent on our results of operations, financial condition, contractual and legal restrictions and any other factors deemed to be relevant.

EQUITY COMPENSATION PLAN

The following table sets forth information as of December 31, 2002 regarding our equity compensation plans:

Plan Category	A. Number of securities to be issued upon exercise of outstanding options, warrants, and rights	B. Weighted average exercise price of outstanding options, warrants, and rights	C. Number of securities to remaining available for future issuance (excluding securities reflected in column A)
Equity compensation plans approved by security holders	3,911,569	7.71	1,114,002
Equity compensation plans not approved by security holders	505,000	6.37	N/A
Total	4,416,569		1,114,002

BOARD OF DIRECTORS



Ivan R. Sabel, CPO

Chairman of the Board and Chief Executive Officer, Hanger Orthopedic Group, Inc.



Mitchell J. Blutt, M.D.

Executive Partner J.P. Morgan Partners, LLC

Adjunct Professor of Medicine, Weill Medical College and Graduate School of Medical Sciences



Edmond E. Charrette, M.D.

Chairman, Health Resources Corporation

General Partner, Ascendant Healthcare International

President, Latin Healthcare Investment Management Co., LLC



Thomas P. Cooper, M.D.

Chief Executive Officer, VeriCare Management, Inc.

Adjunct Professor, Columbia University School



Eric Green

Partner, J.P. Morgan Partners, LLC



Thomas F. Kirk, Ph.D.

President and Chief Operating Officer, Hanger Orthopedic Group, Inc.



C. Raymond Larkin, Jr.

Chairman and Chief Executive Officer, Eunoe, Inc.



Risa J. Lavizzo-Mourey, M.D., M.B.A.

President and Chief Executive Officer, Robert Wood Johnson Foundation



H.E. Thranhardt, CPO

Former President and Chief Executive Officer, J.E. Hanger of Georgia, Inc.

CORPORATE INFORMATION

INDEPENDENT ACCOUNTANTS
PricewaterhouseCoopers LLP
1751 Pinnacle Drive
McLean, VA 22102

LEGAL COUNSEL
Foley & Lardner
3000 K Street, NW
Suite 500
Washington, DC 20007

ANNUAL REPORT FORM 10-K FOR YEAR ENDED DECEMBER 31, 2002
The company reports annually to the Securities and Exchange Commission on Form 10-K. Stockholders may obtain a copy at no charge upon written request to:

George E. McHenry, Chief Financial Officer
Hanger Orthopedic Group, Inc.
Two Bethesda Metro Center, Suite 1200
Bethesda, MD 20814

ANNUAL MEETING OF SHAREHOLDERS
May 30, 2003 at 10:00 a.m.
Hyatt Regency Bethesda Hotel
One Bethesda Metro Center
Bethesda, MD 20814
All shareholders are welcome to attend

COMMON STOCK
The company's common stock is traded on the New York Stock Exchange. The ticket symbol is HGR.

TRANSFER AGENT
Mellon Investor Services, LLC
P.O. Box 3315
South Hackensack, NJ 07606-1915
1.800.851.9677
www.melloninvestor.com

SHAREHOLDER INQUIRIES
Communications concerning transfer requirements, lost certificates, and change of address should be directed to the Transfer Agent.

CORPORATE HEADQUARTERS
Hanger Orthopedic Group, Inc.
Two Bethesda Metro Center, Suite 1200
Bethesda, MD 20814
Tel: 301.986.0701
Fax: 301.986.0702
www.hanger.com

Hanger ORTHOPEDIC GROUP INC.

CORPORATE HEADQUARTERS
TWO BETHESDA METRO CENTER
SUITE 1200, BETHESDA, MD 20814

TEL 301.986.0701 FAX 301.986.0702
WWW.HANGER.COM

